Exhibit 99.111

Execution Version

BUSINESS COMBINATION AGREEMENT

A M O N G

WONDERFI TECHNOLOGIES INC.

and

WONDERFI TECHNOLOGIES INC. ON BEHALF OF A CORPORATION TO BE
INCORPORATED AS A WHOLLY-OWNED SUBSIDIARY

and

COINBERRY LIMITED

and

ANDREI POLIAKOV

and

EVAN KUHN

MADE AS OF APRIL 17, 2022

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.01	Defined Terms	2
1.02	Headings	14
1.03	Extended Meanings	14
1.04	Statutory References	14
1.05	Accounting Principles	15
1.06	Currency	15
1.07	Schedules	15
1.08	Subco	15
ARTICLE 2 AMALGAMATION		15
2.01	Business Combination	15
ARTICLE 3 CONSIDERATION AND MEETING		17
3.01	Dissent Rights	17
3.02	Adjustment of Consideration	18
3.03	Holdback Consideration	18
3.04	Shareholder Representative Holdback	18
3.05	Working Capital Adjustment	19
3.06	Company Meeting	21
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		22
4.01	Incorporation and Registration	22
4.02	Subsidiaries	23
4.03	Bankruptcy, etc.	23
4.04	Due Authorization, etc.	23
4.05	Absence of Conflict	23
4.06	Securities Registrations of the Company	24
4.07	Capitalization	24
4.08	Options and Other Convertible Securities	25
4.09	No Pre-Emptive Rights or Voting Agreements	25
4.10	No Cease Trade Orders	25
4.11	Financial Statements	25
4.12	Absence of Changes	25
4.13	Internal Controls Over Financial Reporting	26
4.14	Ordinary Course	26
4.15	No Restrictions on Activities	26
4.16	Extent of Liabilities	26
4.17	Non-Arm’s Length Transactions	26
4.18	No Guarantees	27
4.19	Intellectual Property	27
4.20	Company Systems and Consumer Data	28
4.21	Assets	29
4.22	Cryptocurrency Assets	30
4.23	Company Material Contracts	30
4.24	Other Contracts	30

4.25	Taxes and Governmental Charges	31
4.26	Privacy	32
4.27	Environmental Matters	32
4.28	Absence of Litigation, etc.	32
4.29	Compliance with Laws	32
4.30	Anti-Corruption Laws	32
4.31	Employment Matters and Employee Plans	33
4.32	No Powers of Attorney	34
4.33	Insurance	34
4.34	COVID-19	35
4.35	Authorizations and CSA Order	35
4.36	Fees and Commissions	35
4.37	Books and Records	35
4.38	Restrictions on Business Combination	36
4.39	Indemnification Agreements	36
4.40	Employment, Severance and Change of Control Agreements	36
4.41	Acceleration of Benefits	36
4.42	Competition Act (Canada)	36
4.43	No Acquisitions or Dispositions	36
4.44	Company Board Approval	37
4.45	Full Disclosure	37
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND SUBCO		37
5.01	Incorporation	37
5.02	Subsidiaries	38
5.03	Bankruptcy, etc.	38
5.04	Due Authorization, etc.	38
5.05	Absence of Conflict	38
5.06	Securities Registrations of the Purchaser	39
5.07	Capital Stock	39
5.08	Options and Other Convertible Securities	39
5.09	No Pre-Emptive Rights	39
5.10	Voting Agreements	40
5.11	No Cease Trade Orders	40
5.12	Financial Statements	40
5.13	Absence of Changes	40
5.14	Internal Controls Over Financial Reporting	40
5.15	No Restrictions on Activities	40
5.16	Liabilities	41
5.17	Non-Arm’s Length Transactions	41
5.18	No Guarantees	41
5.19	Intellectual Property	41
5.20	Purchaser Systems and Consumer Data	43
5.21	Assets	43
5.22	Purchaser Material Contracts	44
5.23	Other Contracts	44
5.24	Taxes and Governmental Charges	44
5.25	Privacy	46
5.26	Absence of Litigation, etc.	46
5.27	Compliance with Laws	46
5.28	Anti-Corruption Laws	46
5.29	Employment Matters and Employee Plans	47

5.30	No Powers of Attorney	48
5.31	Insurance	48
5.32	Authorizations	48
5.33	Fees and Commissions	48
5.34	Books and Records	49
5.35	Restrictions on Business Combination	49
5.36	Reporting Issuer Status	49
5.37	NEO Policies	49
5.38	Share Issuance	49
5.39	Public Disclosure Documents	49
5.40	No Misrepresentation	49
5.41	NEO Listing	50
5.42	No Acquisitions or Dispositions	50
5.43	Purchaser Board Approval	50
5.44	Full Disclosure	50
ARTICLE 6 SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES		50
6.01	Survival of Covenants, Representations and Warranties	50
ARTICLE 7 COVENANTS		51
7.01	Access to the Company	51
7.02	Access to Purchaser	51
7.03	Confidentiality	52
7.04	Filings	53
7.05	Conduct of the Company Prior to Closing	54
7.06	Conduct of the Purchaser Prior to Closing	58
7.07	Acquisition Proposals	59
7.08	Termination Fee and Transaction Expenses	63
7.09	Insurance and Indemnification	65
7.10	Purchaser Board Nominees	66
7.11	Incorporation of Subco	66
ARTICLE 8 CONDITIONS OF CLOSING		66
8.01	Mutual Conditions	67
8.02	Conditions in Favour of the Purchaser	67
8.03	Conditions in Favour of the Company	69
8.04	Filing Articles	70
8.05	Further Assurances	70
ARTICLE 9 TERMINATION		70
9.01	Termination	70
9.02	Effect of Termination	72
9.03	Waivers and Extensions	72
ARTICLE 10 MISCELLANEOUS		73
10.01	Further Assurances	73
10.02	Transaction Costs	73
10.03	Time of the Essence	73
10.04	Public Announcements	73
10.05	Third Party Beneficiaries	73

10.06	Benefit of the Agreement	74
10.07	Entire Agreement	74
10.08	Amendments and Waivers	74
10.09	Assignment	74
10.10	Notices	74
10.11	Remedies Cumulative	76
10.12	Governing Law	76
10.13	Attornment	76
10.14	Counterparts	76

SCHEDULES

Schedule “A” – Form of Amalgamation Resolution

Schedule “B” – Form of Amalgamation Agreement

Schedule “B” – Pre-Closing Restructuring

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made as of April 17, 2022

AMONG:

WONDERFI TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of British Columbia (the “Purchaser”),

- and -

WONDERFI TECHNOLOGIES INC., on behalf of a corporation to be incorporated under the federal laws of Canada as a wholly-owned subsidiary of the Purchaser (“Subco”),

- and -

COINBERRY LIMITED, a corporation incorporated under the federal laws of Canada (the “Company”)

- and -

ANDREI POLIAKOV AND EVAN KUHN (together, the “Principals”, and, collectively with the Purchaser, the Company and Subco, the “Parties”)

RECITALS

A.	The Parties propose to enter into a transaction pursuant to which the Purchaser will acquire all of the outstanding shares of the Company in exchange for the Consideration, all as provided in this Agreement.

B.	The Company Board, after receiving financial and legal advice, including the receipt of the Company Fairness Opinion, determined that the Business Combination is fair to the Company Shareholders and that the Business Combination is in the best interests of the Company and has resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Amalgamation Resolution.

C.	The Purchaser Board, after receiving financial and legal advice, including the receipt of the Purchaser Fairness Opinion, determined that the Business Combination is fair to the Purchaser Shareholders and that the Business Combination is in the best interests of the Purchaser.

D.	Concurrently with the execution and delivery of this Agreement, the Purchaser has entered into the Company Voting Agreements with the Company Supporting Shareholders.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are herby acknowledged by the Parties), the Parties agree as follows:

Article 1

INTERPRETATION

1.01	Defined Terms

In this Agreement, including in the recitals hereof, unless something in the subject matter or context is inconsistent therewith:

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

“Acquisition Proposal” means, at any time, whether or not in writing, any (a) bona fide proposal or offer with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction, that, if consummated, would result in any Person or group of Persons (or in the case of a parent to parent transaction, their shareholders) (other than the Purchaser and its affiliates) beneficially owning equity or voting securities (or securities convertible into or exchangeable or exercisable for any class of equity or voting securities) representing 50% or more of the equity or voting securities of the Company then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for equity or voting securities of the Company); (ii) any plan of arrangement, share exchange, share purchase, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of the Company; or (iii) any direct or indirect acquisition by any Person or group of Persons (other than the Purchaser and its affiliates) of any Assets of the Company that, individually or in the aggregate, contribute 50% or more of the consolidated revenue of the Company or constitute or hold 50% or more of the fair market value of the Assets of the Company (or any sale, disposition, lease, license, royalty, alliance or joint venture or other arrangement having a similar economic effect), in any case whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or (c) modification or proposed modification of any such proposal, inquiry, expression or offer, in each case whether by plan of arrangement, share exchange, share purchase, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of Assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Company, and in each case excluding the Business Combination and the other transactions contemplated by this Agreement and any transaction involving only the Company;

“Affiliate” of any Person means, at the time such determination is being made, any other Person who has control or who is controlled by or under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person through the legal or beneficial ownership of voting securities, the right to appoint directors or management, by contract, voting trust, or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

“Agreement” means this agreement, including its recitals and schedules, as amended from time to time;

“Alternate Transaction” has the meaning set out it in Section 7.08(a)(i)(A);

“Amalco” has the meaning set out in Section 2.01(d);

“Amalco Shares” means common shares in the capital of Amalco;

“Amalgamation” means the amalgamation of the Company and Subco pursuant to Section 181 of the CBCA as contemplated by this Agreement;

“Amalgamation Agreement” means the amalgamation agreement in substantially the form attached hereto as Schedule “B” to be entered into between the Company, the Purchaser, and Subco pursuant to Section 182 of the CBCA to effect the Amalgamation;

“Amalgamation Resolution” means, collectively, the special resolutions of the Company Shareholders, voting separately as a class, to approve the Amalgamation and Business Combination, in the form attached hereto as Schedule “A”;

“Applicable Anti-Money Laundering Laws” has the meaning set out in Section 4.30(c);

“Articles of Amalgamation” means the articles of amalgamation to be filed with the Director, in the form agreed to between Purchaser and the Company, each acting reasonably;

“Assets” means the assets, undertaking, property and rights of a Party (and its subsidiaries) of every kind and description and wheresoever situated and all assets and property reflected as being owned by the Party (and its subsidiaries) in its financial books and records;

“Authorization” means any order, permit, approval, consent, waiver, license, certificates, registrations or similar authorization of any Governmental Authority having jurisdiction and, in the case of the Company, only, includes but is not limited to, the CSA Order;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Combination” means the business combination among the Purchaser, Subco and the Company pursuant to which the Company Shareholders will receive the Consideration, subject to Sections 3.02, 3.03 and 3.04, and the Purchaser will become the parent company of Amalco;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Jurisdictions” means each of the provinces and territories of Canada other than Quebec;

“Canadian Securities Laws” means all applicable securities Laws in each of the Canadian Jurisdictions and the respective rules and regulations made thereunder, together with applicable published policy statements, instruments, orders and rulings of the securities regulatory authorities in such provinces having the force of law;

“CBCA” means the Canada Business Corporations Act;

“Change of Control” means a (i) transaction or series of related transactions in which a Person, or a group of related Persons, acquires Purchaser Shares representing more than fifty percent (50%) of the outstanding voting power of the Purchaser, or (ii) a change in the composition of the board of directors of the Purchaser at the next annual meeting of shareholders of the Purchaser where 50% or more of the individuals that are directors at the date hereof cease to be directors at the Effective Time for a reasons other than resignation or retirement;

“Cinaport” means Cinaport Acquisition Corp. III;

“Cinaport Litigation” means the legal proceedings initiated by Cinaport against the Company in the Ontario Superior Court of Justice as Court File Number CV-21-00674157-0000;

“Cinaport Settlement” means the Minutes of Settlement between the Company and Cinaport in respect of settlement of the Cinaport Litigation to be entered into on the date hereof;

“Closing Working Capital” means (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of the close of business on the Effective Date;

“Closing Working Capital Statement” has the meaning set out in Section 3.05(a)(i);

“Company” means Coinberry Limited, a corporation incorporated under the CBCA;

“Company Board” means the board of directors of the Company;

“Company Board Recommendation” has the meaning set out in Section 4.44;

“Company Business” means the business of operating the proprietary and fully automated, internet-based Platform, that enables clients to facilitate the buying, selling, deposit and withdrawal of Crypto Assets, in compliance with the CSA Order;

“Company Circular” means the management information circular of the Company to be provided to the Company Shareholders in respect of the Amalgamation and the other matters (if any) to be considered at the Company Meeting, together with any amendments or modifications thereto or supplements thereof;

“Company Disclosure Letter” means the disclosure letter provided by the Company to the Purchaser concurrently with this Agreement;

“Company Dissent Procedures” means the dissent procedures provided to the Company Shareholders pursuant to Section 190 of the CBCA;

“Company Dissenting Shareholder” means a registered Company Shareholder who dissents in respect of the Amalgamation in strict compliance with the Company Dissent Procedures;

“Company Fairness Opinion” has the meaning set out in Section 4.44;

“Company Financial Statements” means the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2021 and unaudited condensed consolidated interim financial statements of the Company for the six months ended December 31, 2021 and 2020;

“Company Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the Company Business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Company and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Company Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general international or Canadian or United States, political, economic or financial or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the Canadian or global cryptocurrency industry in general, including the promulgation of laws or regulations affecting businesses in the cryptocurrency industry;

(d)	changes or developments in or relating to currency exchange, interest rates or rates of inflation;

(e)	any natural disaster, man-made disaster or any climatic or other natural events or conditions or the commencement or continuation of war, armed hostilities, including the escalation or worsening of them or acts of terrorism;

(f)	any general outbreak of illness, pandemic, epidemic or similar event or the worsening thereof

(g)	any changes in the price, marketability of, demand for, or other changes to any Crypto Assets;

(h)	any generally applicable changes or proposed changes in IFRS;

(i)	the announcement of this Agreement or the transactions contemplated hereby;

(j)	the Cinaport Litigation;

(k)	the termination of unexercised Company Options on closing of the transactions contemplated hereby or resignations as a result thereof; or

(l)	any other matter or action expressly permitted by or required to be taken in accordance with this Agreement;

provided, however, that each of clauses (a) through (f) and (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein materially disproportionately adversely affect the Company in comparison to other comparable Persons who operate in the cryptocurrency industry;

“Company Material Contracts” means (i) every Contract to which the Company or any of its subsidiaries is a party that has or would reasonably be expected to have any material direct or indirect effect (by license, assignment or otherwise) on the Assets or the Company Business; and (ii) every Contract to which the Company or any of its subsidiaries is a party with any directors, officers, shareholders, consultants or key employees of the Company, but excluding employment Contracts, unless the employment Contracts include transfers of any Intellectual Property to the Company or to any Company subsidiary;

“Company Meeting” means the special meeting of the Company Shareholders, voting separately as a class, to be held in accordance with the CBCA to approve the Amalgamation and any and all adjournments or postponements of such meeting;

“Company Option” means an option to purchase a Company Share;

“Company Option Plan” means the Company’s employee stock option plan adopted on March 1, 2018;

“Company Ordinary Course” means, with respect to any actions taken by the Company, that such action is consistent in carrying out the Company Business;

“Company Owned Intellectual Property” has the meaning given to it in Section 4.19(c);

“Company Shareholders” means the registered holders of the Company Shares;

“Company Shares” means, collectively, the Class A, B, C, D, and E voting common shares of the Company;

“Company Supporting Shareholders” means the Principals and those certain shareholders of the Company who have entered into the Company Voting Agreements;

“Company Voting Agreements” means the voting agreements entered into on the date hereof (including all amendments thereto) between the Purchaser and the Company Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares in favour of the Amalgamation Resolution, and who hold, in the aggregate, a sufficient number of Company Shares to pass the Amalgamation Resolution;

“Compelled Disclosure” has the meaning set out in Section 7.03(d)(ii);

“Confidential Information” has the meaning set out in Section 7.03(a);

“Constating Documents” means, in respect of a body corporate, the notice of articles, articles and the by-laws, or other charter documents, together with any amendments thereto or replacements thereof;

“Consideration” means an aggregate of 29,107,000 Purchaser Shares (being 32,207,000 Purchaser Shares less 3,100,000 Purchaser Shares issuable pursuant to the Cinaport Settlement), subject to adjustment pursuant to Sections 3.02, 3.03 and 3.04, distributed to the Company Shareholders proportionate to their respective ownership interests in the Company Shares as at the Effective Time, with such Purchaser Shares subject to the Escrow Conditions;

“Contaminants” means any radioactive materials, asbestos materials, urea formaldehyde, hydrocarbon contaminants, underground or above-ground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance, the storage, manufacture, disposal, treatment, generation, use, transport, remediation, or Release into the environment of which is prohibited, controlled, or regulated under Environmental Laws;

“Contract” means any agreement, contract, licence, undertaking, option, engagement, or commitment of any nature, written or oral, including any: (i) lease of personal property, (ii) unfilled purchase order, (iii) forward commitment for supplies or materials or other forward contract, and (iv) restrictive agreement or negative covenant agreement;

“Crypto Assets” means bitcoin, ether, crypto currency and anything commonly considered a crypto asset, digital or virtual currency, or digital or virtual tokens, that are not themselves securities or derivatives;

“CSA Order” means the decision of the OSC in the matter of Coinberry Limited dated August 19, 2021 which was adopted by the securities commissions in all of the other provinces and territories in Canada, for relief from the certain requirements under applicable Canadian securities laws with respect to the operation of the Platform;

“Current Assets” means cash and cash equivalents (including cash received, if any, on exercise of Company Options prior to the Effective Time), Crypto Assets owned by the Company that are not related to customer deposit liabilities, accounts receivable and prepaid expenses, but excluding (a) the portion of any prepaid expense of which the Purchaser will not receive the benefit following the Effective Time; (b) deferred Tax assets; and (c) receivables from any of the Company’s Affiliates, directors, employees, officers or shareholders and any of their respective Affiliates, determined in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company Financial Statements for the most recent financial year end as if such accounts were being prepared on an audited basis as of a financial year end. For greater certainty, Current Assets will not include cash and Crypto Assets not owned by the Company;

“Current Liabilities” means accounts payable, amounts payable pursuant to the purchase of run- off directors’ and officers’ liability insurance pursuant to Section 7.09(a), amounts payable pursuant to any election by holders of SAFE Notes to receive cash upon the happening of the “Liquidity Event” (as defined therein) triggered by the closing of the transactions contemplated herein, accrued Taxes and accrued expenses, but excluding payables related to customer deposit liabilities, payables to any of the Company’s Affiliates, directors, employees, officers or shareholders and any of their respective Affiliates, deferred Tax liabilities, the current portion of long term debt and any amounts owed to Company employees, officers, directors and consultants as a result of the termination of unexercised Company Options on closing of the transactions contemplated hereby, determined in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company Financial Statements for the most recent financial year end as if such accounts were being prepared on an audited basis as of a financial year end;

“Developers” has the meaning set out in Section 4.19(g);

“Director” means the director appointed under Section 260 of the CBCA;

“Disclosing Party” has the meaning set out in Section 7.03(a);

“Dissent Rights” mean the rights of the Company Dissenting Shareholders to dissent under section 190 of the CBCA with respect to the Amalgamation;

“Disputed Amounts” has the meaning set out in Section 3.05(c)(i);

“Effective Date” means the effective date set forth in the certificate of amalgamation issued pursuant to the CBCA in respect of the Amalgamation;

“Effective Time” means the earliest moment on the Effective Date;

“Employee Plans” means, with respect to a party to this Agreement (the “Applicable Party”), all employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, stock option, stock purchase, stock appreciation, stock award, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former directors, officers, or employees of the Applicable Party and its subsidiaries, maintained, funded or sponsored or required to be contributed to by the Applicable Party or a subsidiary thereof, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, under which the Applicable Party or a subsidiary thereof may have or would be reasonably expected to have any material Liability, contingent or otherwise, except for any statutory plans to which the Applicable Party or any of its subsidiaries is obliged to contribute or comply with including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal or provincial health, worker’s compensation or employment insurance legislation;

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that, in substance secures payment or performance of an obligation;

“Environmental Laws” means any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Contaminants;

“Escrow Conditions” means collectively: (i) the condition that the Purchaser Shares comprising the Consideration to be issued to the Principals and to a spouse, parent, grandparent, brother, sister, child, aunt, uncle or first cousin of the Principals in connection with the Business Combination shall be subject to escrow and released as follows: 1/8th of such Purchaser Shares shall be released on the date that is three (3) months after the Effective Date, and 1/8th of such Purchaser Shares released every three (3) months thereafter; and (ii) the condition that the Purchaser Shares comprising the Consideration to be issued to the Company Shareholders other than the Principals and to a spouse, parent, grandparent, brother, sister, child, aunt, uncle or first cousin of the Principals in connection with the Business Combination shall be subject to escrow and released as follows: 1/12th of such Purchaser Shares shall be released on the dated that is one (1) month after the Effective Date, and 1/12th of such Purchaser Shares released every month thereafter;

“Expense Fee Event” has the meaning set out in Section 7.08(e);

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other government or governmental or public ministry, department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental body exercising any regulatory, expropriation or taxing authority, or (iv) any stock exchange or securities market;

“Governmental Charges” means all Taxes, customs, duties, rates, levies, assessments, reassessments and other charges, unemployment insurance contributions, pension plan contributions and any deductions or other amounts which a party is required by Law or Contract to pay, deduct, withhold, collect or remit to any Governmental Authority or other entities entitled to receive payment of such amounts, together with all penalties, interest and fines with respect thereto, payable to any Governmental Authority;

“Holdback Consideration” has the meaning given to it in Section 3.03;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants;

“Independent Accountant” has the meaning set out in Section 3.05(c)(i);

“Intellectual Property” means all domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) software; and (h) in the case of the Company, any intellectual property and industrial property relating to the Platform; and (i) any other intellectual property and industrial property of the applicable Party;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“knowledge of the Company” means the actual knowledge of the Principals;

“knowledge of the Purchaser” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer or the Chief Strategy Officer of the Purchaser;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements having the force of law of any Governmental Authority having jurisdiction over the matter and/or person then being referred to;

“Leased Premises” has the meaning set out in Section 4.21(f);

“Liability” of any Person means (i) any right against such person to payment, whether or not such right is reduced to judgment, and whether or not the amount is liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, and whether or not the amount is fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

“Litigation” has the meaning set out in Section 7.05(k)(i);

“Losses”, in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly or indirectly as a consequence of such matter;

“Matching Period” has the meaning set out in Section 7.07(d);

“NEO” means the NEO Exchange Inc.;

“NEO Exchange Manual” means the NEO Exchange Listing Manual;

“NI 31-103” means National Instrument 31-103 – National Registration, Exemptions and Ongoing Registrant Obligations;

“OSC” means the Ontario Securities Commission;

“OSC Approval” means the approval of the OSC to complete the Business Combination pursuant to National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations;

“Outside Date” has the meaning set out in Section 9.01(b)(i);

“Person” means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Authority;

“Personal Information” means information in the possession or under the control of a Party about an identifiable individual. To avoid any doubt, Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person, and includes information in any form, including paper, electronic and other forms;

“Platform” means the proprietary platform of the Company that permits clients to enter into contractual rights to Crypto Assets with the Company to purchase, sell and hold Crypto Assets;

“Post-Closing Adjustment” has the meaning set out in Section 3.05(a)(ii);

“Pre-Closing Reorganization” means the pre-closing reorganization as described on Schedule "C", with the implementation of same and any changes thereto satisfactory to the Purchaser, acting reasonably;

“Principals” means Andrei Poliakov and Evan Kuhn;

“Public Record” means all information filed or to be filed by or on behalf of the Purchaser prior to the earlier of the Effective Date or the termination of this Agreement with any securities commission or regulatory authority in compliance, or intended compliance, with the continuous disclosure obligations applicable to a reporting issuer under Canadian Securities Laws;

“Purchaser” means WonderFi Technologies Inc., a corporation incorporated under the BCBCA;

“Purchaser Board” means the board of directors of the Purchaser;

“Purchaser Business” means the business of owning and operating the WonderFi App, Bitbuy, WonderFi Interactive and such further revisions and additions to the business in accordance with WonderFi’s strategy of pursuit of complimentary acquisitions of assets and businesses which may include further equity and/or debt financings.

“Purchaser Disclosure Letter” means the disclosure letter provided by the Purchaser to the Company concurrently with this Agreement;

“Purchaser Equity Incentive Plan” means the equity incentive plan of the Purchaser providing for the granting of incentive options and other share-based compensation to the Purchaser’s directors, officers, employees and consultants;

“Purchaser Fairness Opinion” has the meaning set out in Section 5.42;

“Purchaser Financial Statements” means the audited consolidated financial statements of the Purchaser for the period from incorporation on January 30, 2021 to September 30, 2021 and the unaudited interim consolidated financial statements of the Purchaser for the period ended December 31, 2021;

“Purchaser Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the Purchaser Business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Purchaser and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a)	the announcement of the execution of this Agreement or the transactions contemplated hereby;

(b)	changes, developments or conditions in or relating to general international or Canadian or United States, political, economic or financial or capital market conditions;

(c)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(d)	changes or developments affecting the Canadian or global cryptocurrency or decentralized finance industry in general, including the promulgation of laws or regulations affecting businesses in the cryptocurrency industry;

(e)	changes or developments in or relating to currency exchange, interest rates or rates of inflation;

(f)	any natural disaster, man-made disaster or any climatic or other natural events or conditions or the commencement or continuation of war, armed hostilities, including the escalation or worsening of them or acts of terrorism;

(g)	any general outbreak of illness, pandemic, epidemic or similar event or the worsening thereof;

(h)	any changes in the price, marketability of, demand for, or other changes to any Crypto Assets;

(i)	any generally applicable changes or proposed changes in IFRS; or

(j)	a change in the market price or trading volume of the Purchaser Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (provided that the causes underlying such change may be considered to determine whether such change constitutes a Purchaser Material Adverse Effect);

provided, however, that each of clauses (b) through (i) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein materially disproportionately adversely affect the Purchaser in comparison to other comparable Persons who operate in the cryptocurrency or decentralized finance industry;

“Purchaser Material Contracts” means (i) every Contract to which the Purchaser is a party that has or would reasonably be expected to have any material direct or indirect effect (by license, assignment or otherwise) on the Assets or the Purchaser Business; and (ii) every Contract to which the Purchaser is a party with any directors, officers, shareholders, consultants or key employees of the Purchaser, but excluding employment Contracts, unless the employment Contracts include transfers of any Intellectual Property to the Purchaser;

“Purchaser Note” means the unsecured convertible note issued by the Company to the Purchaser in the principal amount of $1,100,000.

“Purchaser Ordinary Course” means, with respect to any actions taken by Purchaser, that such action is consistent with the business of the Purchaser;

“Purchaser Owned Intellectual Property” has the meaning given to it in Section 5.19(c);

“Purchaser Shareholders” means holders of Purchaser Shares;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Recipient” has the meaning set out in Section 7.03(a);

“Release” includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

“Representatives” has the meaning set out in Section 7.03(a);

“Resolution Period” has the meaning set out in Section 3.05(c)(ii);

“Review Period” has the meaning set out in Section 3.05(b)(i);

“SAFE Notes” means the Simple Agreements for Future Equity issued by the Company to the holders thereof for aggregate gross proceeds of $600,000;

“Securities Authority” means collectively each applicable securities commission, securities regulatory authority or stock exchange having jurisdiction over a Party, which, for greater certainty, shall include, but is not limited to, the OSC and IIROC;

“Shareholder Representative Holdback” has the meaning set out in Section 3.04;

“Subco” means the corporation to be incorporated under the CBCA as a wholly-owned subsidiary of the Purchaser pursuant to Section 7.11;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof or over which the specified body corporate holds more than 50% of the votes for the directors thereof and will include any body corporate, partnership, joint venture or other Person (other than an individual) over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal in respect of the Company made prior to the date of the Company Meeting:

(a)	that complies with all applicable Canadian Securities Laws did not result from or involve a breach of Section 7.07;

(b)	that is not subject to any due diligence condition;

(c)	that is not subject to a financing condition;

(d)	to acquire not less than all of the Company Shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Company;

(e)	that the Company Board has determined in good faith (after receipt of advice from its external legal counsel) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(f)	that the Company Board and any relevant committee thereof determines in good faith, after consultation with its professional financial advisors, would be, if consummated in accordance with its terms, more favourable, from a financial point of view, for the Company Shareholders (other than the Purchaser) than the Business Combination;

“Statement of Objections” has the meaning set out in Section 3.05(b)(ii);

“Systems” means the hardware equipment and software components of the information management, technology and computer systems of the relevant Party, and in the case of the Company includes the Platform;

“Tax” or “Taxes” means, in relation to any Person, any and all taxes, whether or not referred to as taxes, (including any and all fines, interest and penalties in respect thereof) of any nature imposed, levied, withheld or assessed on or with respect to the income, profits, gross receipts, sales, capital, assets, real property, personal property, production, employees, payroll, benefit payments, purchases, payments, receipts or gains of such Person (including, without limitation, any federal, provincial or state income, franchise, value added or sales taxes, corporation capital tax, customs or excise duties or municipal license fees, withholding tax and any taxes and other deductions required to be paid or withheld from any payment made to any Person) by any country or any political subdivision or Governmental Authority thereof or therein;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed by any Governmental Authority relating to Taxes;

“Transaction Expenses” has the meaning set out in Section 7.08(e);

“Transfer Agent” means the registrar and transfer agent of the Purchaser;

“Undisputed Amounts” has the meaning set out in Section 3.06(c)(i);

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“Working Capital Adjustment Fees” has the meaning set out in Section 3.04.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles as prescribed under International Financial Reporting Standards from time to time approved by the Chartered Professional Accountants of Canada, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following are the Schedules to this Agreement and form an integral part hereof:

Schedule “A” - Form of Amalgamation Resolution

Schedule “B” - Form of Amalgamation Agreement

Schedule “C” - Pre-Closing Restructuring

1.08	Subco

Notwithstanding any other provision of this Agreement, the Company and the Principals acknowledge and agree that the covenants, representations, warranties and agreements of Subco set forth herein shall only apply from and after the date Subco is incorporated.

Article 2

AMALGAMATION

2.01	Business Combination

(a)	The Purchaser, Subco and the Company shall effect the combination of their respective businesses and assets by way of a “three-cornered amalgamation” among the Purchaser, Subco and the Company.

(b)	As soon as reasonably practicable following the execution and delivery of this Agreement, the Company shall, subject to Section 3.06, call and hold the Company Meeting for the purpose of approving the Amalgamation Resolution and shall prepare and mail the Company Circular to the Company Shareholders.

(c)	As soon as reasonably practicable following the Company obtaining the approval of the Amalgamation Resolution as set out in Section 2.01(b), the Purchaser shall pass a special resolution, as sole shareholder of Subco, approving the Amalgamation.

(d)	Subject to the conditions of closing set out in Article 8, upon the approval of the Amalgamation by the Company Shareholders, the Purchaser as sole shareholder of Subco, the Company and Subco will enter into the Amalgamation Agreement and amalgamate, pursuant to the provisions of the CBCA, by jointly completing and filing Articles of Amalgamation with the Director, and shall continue as one corporation (“Amalco”) effective at the Effective Time, giving effect to the Amalgamation subject to the terms of the Amalgamation Agreement, the form of which is set forth in Schedule “B” attached hereto.

(e)	At the Effective Time and as a result of the Amalgamation:

(i)	each holder of the Company Shares (other than the Company Dissenting Shareholders described in Section 2.01(g)) shall receive the Consideration, pro rata and subject to Sections 3.03 and 3.04, for each Company Share held, following which all such the Company Shares shall be cancelled;

(ii)	the Purchaser shall receive one fully paid and non-assessable Amalco Share for each one Subco Share held by Purchaser, following which all such Subco Shares shall be cancelled;

(iii)	in consideration of the issuance of Purchaser Shares pursuant to paragraph 2.01(e)(i), Amalco shall issue to the Purchaser one Amalco Share for each Purchaser Share so issued;

(iv)	the Purchaser shall add to the stated capital maintained in respect of the Purchaser Shares an amount equal to the aggregate paid-up capital for purposes of the Tax Act of the Company Shares immediately prior to the Effective Time (less the paid- up capital of any Company Shares held by Company Dissenting Shareholders who do not exchange their Company Shares for Purchaser Shares on the Amalgamation);

(v)	Amalco shall add to the stated capital maintained in respect of the Amalco Shares an amount such that the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital for purposes of the Tax Act of the Subco Shares and the Company Shares immediately prior to the Effective Time;

(vi)	no fractional Purchaser Shares shall be issued upon the exchange of the Company Shares provided for in Section 2.01(e)(i); the number of Purchaser Shares to be received by Company Shareholders will be rounded up to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing 0.5 or more of a Purchaser Share and will be rounded down to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing less than 0.5 of a Purchaser Share; and

(vii)	Amalco will become a wholly-owned subsidiary of the Purchaser.

(f)	At the Effective Time:

(i)	subject to subsection 2.01(e), the registered holders of Company Shares shall become the registered holders of the Purchaser Shares to which they are entitled, calculated in accordance with the provisions hereof, and shall be entitled to receive and, as soon as reasonably practicable following the Effective Time, cause the Transfer Agent to deliver to such Company Shareholders share certificates (or other evidence of ownership) representing the number of Purchaser Shares comprising the Consideration to which they are so entitled; and

(ii)	the Purchaser shall become the registered holder of the Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof, and shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof.

(g)	At the Effective Time, each Company Share held by a Company Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, in accordance with the provisions of the CBCA, to Amalco and Amalco shall thereupon be obliged to pay the amount therefor determined and payable as provided for in the Amalgamation Agreement, the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Dissenting Shareholder will cease to have any rights as a Company Shareholder other than the right to be paid the fair value of its Company Shares in accordance with the provisions of the Amalgamation Agreement.

(h)	If a Company Dissenting Shareholder fails to perfect or effectively withdraws its claim under section 190 of the CBCA or forfeits its right to make a claim under Section 190 of the CBCA or if its rights as a Company Shareholder are otherwise reinstated, such holder’s Company Shares shall thereupon be deemed to have been exchanged as of the Effective Time as prescribed by paragraph 2.01(e)(i).

(i)	Purchaser Shares forming part of the Consideration will only be issued in the U.S. or to U.S. Persons that are Accredited Investors in compliance with the exemption provided by Rule 506 of Regulation D under the U.S. Securities Act, shall be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act, and shall bear, a legend in customary form restricting re-sale, offer, pledge, hypothecation and transfer without registration under the U.S. Securities Act unless pursuant to an available exemption from registration under the U.S. Securities Act and in accordance with applicable state securities laws; provided that if the Company determines that the Purchaser Shares should be issued in the U.S. or to one or more U.S. Persons who are not Accredited Investors (not to exceed 35 such shareholders), then such shareholder in the U.S. or U.S. Person shall be issued such Purchaser Shares in accordance with the information requirements of and pursuant to Rule 506 of Regulation D under the U.S. Securities Act.

Article 3

CONSIDERATION AND MEETING

3.01	Dissent Rights

Registered Company Shareholders may exercise rights of dissent (“Dissent Rights”) from the Amalgamation pursuant to and in the manner set forth under Section 190 of the CBCA, provided that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Company Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to the Company Meeting, shall be paid an amount equal to such fair value by Amalco; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the consideration contemplated in subsection 2.01(e)(i) hereof that such holder would have received pursuant to the Amalgamation if such holder had not exercised Dissent Rights;

but in no case shall the Purchaser, Subco or the Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Company Shares who exercise Dissent Rights shall be deleted from the register of Company Shareholders at the Effective Time. In no circumstances shall the Purchaser, Subco, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of Company Shares in respect of which such Dissent Rights are sought to be exercised. A registered holder of Company Shares is not entitled to exercise Dissent Rights with respect to Company Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Amalgamation Resolution at the Company Meeting.

3.02	Adjustment of Consideration

Notwithstanding anything to the contrary contained in this Agreement, if, between the date of this Agreement and the Effective Time, the issued and outstanding Purchaser Shares or the issued and outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination or the like, then the Consideration and any other dependent items shall be appropriately adjusted to provide to the Company and the Purchaser and their respective shareholders the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, form a part of the consideration to be paid per Company Share or other dependent item, subject to further adjustment in accordance with this section.

3.03	Holdback Consideration

An aggregate of 975,609 Purchaser Shares issuable to the Company Shareholders pursuant to the Amalgamation forming part of the Consideration (the “Holdback Consideration”) shall be held back by the Purchaser and shall be released to the Purchaser and/or the Company Shareholders as provided for in Section 3.05(a)(ii).

3.04	Shareholder Representative Holdback

An aggregate of 48,780 Purchaser Shares issuable to the Company Shareholders pursuant to the Amalgamation forming part of the Consideration (the “Shareholder Representative Holdback”) shall be held back by the Purchaser to satisfy any costs and expenses incurred by the Principals in satisfying their duties under Sections 3.05(b) and 3.05(c) (the “Working Capital Adjustment Fees”). Upon final determination of the Post-Closing Adjustment and the Closing Working Capital Statement in accordance with Section 3.04, (a) the Purchaser will advance funds to a maximum amount of $100,000 to, or as directed by, the Principals upon receipt of written invoices in respect of the Working Capital Adjustment Fees, together with documentation sufficiently detailed to support same, and (b) the Shareholder Representative Holdback shall first remain unissued by the Purchaser in an amount equal to the Working Capital Adjustment Fees divided by $2.05, and, if any amount of the Shareholder Representative Holdback remains, shall be issued to the Company Shareholders in the same manner as the Consideration is to be issued pursuant to the Amalgamation.

3.05	Working Capital Adjustment

(a)	Post-Closing Adjustment

(i)	Within 90 days after the Effective Date, the Purchaser shall prepare and deliver to the Principals a statement setting forth the Purchaser’s calculation of Closing Working Capital, which statement shall contain an unaudited balance sheet of the Company as of the Effective Date (without giving effect to the transactions contemplated herein), a calculation of Closing Working Capital (the “Closing Working Capital Statement”) and a certificate of the Chief Financial Officer of the Purchaser that the Closing Working Capital Statement was prepared in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company Financial Statements for the most recent financial year end as if such Closing Working Capital Statement was being prepared on an audited basis as of a financial year end.

(ii)	The post-closing adjustment shall be an amount equal to the Closing Working Capital minus $2,000,000 (the “Post-Closing Adjustment”). If the Post-Closing Adjustment is a negative number, the Purchaser shall be entitled to reduce the amount of the Consideration by an amount equal to the Post-Closing Adjustment and divided by $2.05, satisfied first by the Purchaser not issuing that portion of the Holdback Consideration that is equal to the Post-Closing Adjustment (calculated by dividing the Post-Closing Adjustment by $2.05) and thereafter, if the Holdback Consideration is insufficient to satisfy such reduction, jointly and severally, from the accounts of the Principals in immediately available funds. In the event any Holdback Consideration remains after resolution of all Disputed Amounts (as defined below) and any resolution of the Consideration contemplated herein, such remaining Holdback Consideration shall be forthwith issued by the Transfer Agent to the Company Shareholders in the same manner as the Consideration is to be issued pursuant to the Amalgamation.

(b)	Examination and Review

(i)	After receipt of the Closing Working Capital Statement, the Principals shall have 30 days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, the Principals shall have full access to the books and records of the Company, the personnel of, and work papers prepared by the Purchaser, to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in the Purchaser’s possession) relating to the Closing Working Capital Statement as the Principals may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections (defined below), provided that such access shall be in a manner that does not interfere with the normal business operations of the Purchaser or the Company.

(ii)	On or before the last day of the Review Period, the Principals may object to the Closing Working Capital Statement by delivering to the Purchaser a written statement setting forth the Principals’ objections in reasonable detail, indicating each disputed item or amount and the basis for the Principals’ disagreement therewith (the “Statement of Objections”). If the Principals fail to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by the Principals. If the Principals deliver the Statement of Objections before the expiration of the Review Period, the Purchaser and the Principals shall negotiate to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by the Purchaser and the Principals, shall be final and binding.

(c)	Resolution of Disputes.

(i)	If the Principals and the Purchaser fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to the office of an impartial nationally recognized firm of independent chartered professional accountants other than the auditors of the Purchaser, as mutually agreed to by the Purchaser and the Principals (the “Independent Accountant”) who, acting as an expert and not as an arbitrator, shall resolve the Disputed Amounts only and make any adjustments to the Post- Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively.

(ii)	Fees and expenses of the Independent Accountant shall be paid by the Principals, on the one hand, and by the Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded (in the case of the Purchaser) to the Company Shareholders or the Purchaser, respectively, bears to the aggregate amount actually contested by the Principals and the Purchaser.]

(iii)	The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and its adjustments to the Closing Working Capital Statement and the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto.

(iv)	Except as otherwise provided herein, any reduction of the Consideration as a result of the Post-Closing Adjustment, shall be made (x) within five Business Days of acceptance of the applicable Closing Working Capital Statement or (y) if there are Disputed Amounts, then within five Business Days of the resolution described in Section 3.05(c)(iii).

(d)	Any payments made under this Section 3.04 shall be treated as an adjustment to the Consideration by the parties for Tax purposes, unless otherwise required by Law.

3.06	Company Meeting

(a)	The Company will (i) hold the Company Meeting by no later than May 27, 2022, subject to the Purchaser complying with its obligations under this Section 3.06, and (ii) in consultation with the Purchaser as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Company Circular together with any other documents required by the CBCA and other applicable Laws in connection with the approval of the Amalgamation Resolution by the Company Shareholders at the Company Meeting.

(b)	The Company shall ensure that the Company Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting.

(c)	The Company shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(d)	The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Company Circular. The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Company Circular and other documents related thereto prior to filing the Company Circular with applicable Governmental Authorities and printing and mailing the Company Circular to the Company Shareholders and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Company Circular shall be provided by the Purchaser in accordance with subsection (e) below and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Company Circular will include (i) a copy of the Company Fairness Opinion; (ii) a statement that the Company Board has unanimously determined that the Business Combination is fair to the Company Shareholders and is in the best interests of the Company, has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement; (iii) the Company Board Recommendation and the rationale for that recommendation; and (iv) a statement that the Company Supporting Shareholders have contractually agreed to vote all Company Shares beneficially owned or controlled, directly or indirectly, by them in favour of the Company Transaction Resolution.

(e)	The Purchaser will, in a timely manner, furnish all such information regarding the Purchaser as may reasonably be required to be included in the Company Circular pursuant to applicable Laws (including pro forma financial statements) and any other documents related thereto and shall ensure that such information will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(f)	The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Company Circular or any other document referred to in Section 3.06(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Company Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(g)	The Company shall advise the Purchaser, as the Purchaser may reasonably request, and on a daily basis on each of the last 10 Business Days prior to the proxy cut-off date for the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Amalgamation Resolution and any other matters to be considered at the Company Meeting.

(h)	The Company shall (i) promptly advise the Purchaser of any communication (written or oral) from any Company Shareholder in opposition to the Business Combination, written notice of dissent, purported exercise or withdrawal of Dissent Rights and any other instruments served pursuant to Dissent Rights and received by the Company or any of its representatives and (ii) provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights.

(i)	The Company shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as follows except as set forth in the Company Disclosure Letter and acknowledges and confirms that the Purchaser is relying on such representations and warranties in connection with entering into this Agreement.

4.01	Incorporation and Registration

The Company and each of its subsidiaries is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its property and assets and to carry on the Company Business as currently conducted, except where the failure to have such power, authority and capacity would not reasonably be expected to have a Company Material Adverse Effect. Neither the nature of its activities or the Company Business nor the location or character of the Assets owned, operated or leased by the Company or its subsidiaries require the Company or its subsidiaries to be registered, licensed or otherwise qualified as a foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions where it is so registered, licensed or qualified, except where the failure to be so registered, licensed or qualified or remain in good standing would not reasonably be expected to have a Company Material Adverse Effect. No proceedings have been instituted or are pending for the dissolution or liquidation of the Company or of any of its subsidiaries.

4.02	Subsidiaries

Other than as set out in Section 4.02 of the Company Disclosure Letter. Company does not have any interest in any body corporate, partnership, joint ventures or other entity or person, including any subsidiaries. The Company is not a party to any agreement, option or commitment to acquire any shares or securities of any body corporate, partnership, trust, joint venture or other entity or person other than in connection with the Business Combination.

4.03	Bankruptcy, etc.

No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its or their respective properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or Assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Business Combination.

4.04	Due Authorization, etc.

Subject to requisite shareholder and regulatory approvals, (i) the Company has all necessary corporate power, capacity and authority to enter into this Agreement and to carry out its obligations under this Agreement and to undertake the Business Combination, and (ii) this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunctions are in the discretion of the court from which they are sought.

4.05	Absence of Conflict

Other than as set out in Section 4.05 of the Company Disclosure Letter, and the approval or Authorization under the CBCA for the Business Combination and the Amalgamation, the entering into, and the performance by the Company of the transactions contemplated in, this Agreement:

(a)	do not and will not require any consent, permit, approval, authorization or order of any Governmental Authority, including any consent, permit, approval, Authorization or order required under any Authorization;

(b)	do not and will not contravene any applicable Laws or any rule or regulation of any Governmental Authority which is binding on the Company or any of its subsidiaries, where such contravention would reasonably be expected to have a Company Material Adverse Effect; and

(c)	does not and will not violate, result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of (i) the Constating Documents of the Company, or any resolution of the directors or shareholders of the Company, or (ii) any Contract to which the Company or any of its subsidiaries is a party or by which the Assets or the Company Business is bound or affected, or (iii) any judgment, decree or order or any term or provision thereof applicable to the Company or any of its subsidiaries or any of the Assets or the Company Business, which breach, conflict or default would reasonably be expected to have a Company Material Adverse Effect or result in the creation of any Encumbrance upon any of the Assets.

4.06	Securities Registrations of the Company

(a)	To the knowledge of the Company, there is no regulatory review or field audit by any Securities Authority proceeding or pending in respect of the Company or any of its subsidiaries, and to the knowledge of the Company, there are no ongoing investigations currently being undertaken by any Securities Authority against the Company or any of its subsidiaries.

(b)	If the Company or any of its subsidiaries is required to be registered as a dealer or adviser with one or more Securities Authorities, the Company and such subsidiaries are so registered or have applied to such registration with such registration being pending, and such registration or application has not been cancelled or revoked, and is not subject to any terms, conditions or undertakings other than as publicly disclosed with the relevant Securities Authorities as at the date of this Agreement.

(c)	The Company is registered with the Ontario Securities Commission or other Securities Authorities as an “Exempt Market Dealer” (as that term is defined in NI 31-103) or has obtained relief from the Ontario Securities Commission or other Securities Authorities to distribute crypto contracts and operate a platform that facilitates the buying, selling and holding of Crypto Assets, such relief remains valid and in good standing, subject to those conditions set out in the decision.

(d)	The Company is in compliance with all requirements under NI 31-103 pertaining to Exempt Market Dealer registration or any relief granted by the Ontario Securities Commission or other Securities Authorities, as applicable, including the requirement to maintain prescribed minimum level of capital and financial institutional bonding insurance.

(e)	Neither the Company nor any of its subsidiaries is, to the knowledge of the Company, under investigation by a Securities Authority or other Governmental Authority.

(f)	The Company is not a “reporting issuer” or its equivalent under the securities legislation of any Canadian jurisdiction.

4.07	Capitalization

The authorized capital of the Company consists of an unlimited number of Class A, B, C, D, and E voting common shares of which 10,034,453 Class A, 5,362,607 Class B voting common shares, 417,000 Class C voting common shares, and 6,044,421 Class D voting common shares are issued and outstanding as at the date hereof. All of the issued Company Shares have been duly and validly issued in compliance with applicable Law and are outstanding as fully paid and non-assessable shares in the capital of the Company.

4.08	Options and Other Convertible Securities

Except as disclosed in Section 4.08 of the Company Disclosure Letter, no person has or will have any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or from any of its subsidiaries of any interest in any of the outstanding shares or securities of the Company or of any of its subsidiaries, or for the issue or allotment of any unissued shares in the capital of the Company or of its subsidiaries or any other security directly or indirectly convertible into or exchangeable for such shares in the capital of the Company or of any of its subsidiaries.

4.09	No Pre-Emptive Rights or Voting Agreements

Except as disclosed in Section 4.09 of the Company Disclosure Letter, no holder of securities of the Company is entitled to any pre-emptive or similar right to subscribe for securities of the Company or of any of its subsidiaries. Neither the Company nor any of its subsidiaries is party to any Contract, nor is the Company aware of any Contract, which in any manner affects the voting control of any of the securities of the Company or of any of its subsidiaries.

4.10	No Cease Trade Orders

No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

4.11	Financial Statements

The Company Financial Statements have been prepared in accordance with IFRS, and:

(a)	the statements of financial position included in such Company Financial Statements fairly present, in all material respects, the financial condition of the Company on the respective dates thereof; and

(b)	the statements of income (loss) and comprehensive income (loss), changes in equity (shareholders’ deficiency) and cash flows included in the Company Financial Statements fairly present, in all material respects, the results of operations of the Company for the fiscal periods then ended.

4.12	Absence of Changes

Except as disclosed in Section 4.12 of the Company Disclosure Letter, since June 30, 2021, there has not been any Company Material Adverse Change in the Company Business and the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow or business operations of the Company and it subsidiaries, taken as a whole.

4.13	Internal Controls Over Financial Reporting

(a)	The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management's general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with principles IFRS as issued by the IASB and to maintain accountability for the Assets.

(b)	To the knowledge of the Company, prior to the date of this Agreement there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since June 30, 2021, and prior to the date of this Agreement, the Company has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

4.14	Ordinary Course

Since June 30, 2021, except for the transactions contemplated by this Agreement, the Company Business has been carried on in the Company Ordinary Course.

4.15	No Restrictions on Activities

Except as disclosed in Section 4.15 of the Company Disclosure Letter, the Company and each of its subsidiaries is not a party to or bound or affected by any commitment, Contract or document containing any covenant which in any way expressly limits the freedom of the Company or its subsidiaries to compete in any line of business, or to use, transfer or move any of its Assets or operations, or which materially or adversely affects the business practices, operations or condition of the Company and its subsidiaries, taken as a whole.

4.16	Extent of Liabilities

Other than expenses incurred in connection with the Business Combination and in the Company Ordinary Course, the Company has no Liabilities (accrued, absolute, contingent or otherwise), except as disclosed in the Company Financial Statements.

4.17	Non-Arm’s Length Transactions

Except as disclosed in the Company Financial Statements and in Section 4.17 of the Company Disclosure Letter:

(a)	the Company (either directly or through its subsidiaries) has not engaged in any transaction with, made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any director, officer, employee or shareholder of the Company or any other person with whom the Company is not dealing at arm’s length (within the meaning of the Tax Act) or any affiliate of any of the foregoing, except for amounts due as normal compensation or reimbursement of ordinary business expenses; and

(b)	the Company (either directly or through its subsidiaries) is not a party to any contract or agreement with any director, officer, employee, or shareholder of the Company or any other person with whom the Company is not dealing at arm’s length (within the meaning of the Tax Act) or any affiliate of any of the foregoing, other than employment agreements entered into in the Company Ordinary Course and agreements evidencing the Company Options granted to date.

4.18	No Guarantees

Neither the Company nor any of its subsidiaries is bound by any Contract, assurance, bond, undertaking or guarantee under or pursuant to which it has guaranteed or endorsed the debts, obligations or Liabilities of any other person.

4.19	Intellectual Property

(a)	The Company (either directly or through its subsidiaries) owns all rights in or has obtained valid and enforceable licenses or other rights to use, all of its Intellectual Property necessary to carry on the Company Business as currently carried on or proposed to be carried on, free and clear of all Encumbrances.

(b)	To the knowledge the Company, there are no third parties who have, or will be able to establish, rights (including any license) to any Intellectual Property owned by the Company (either directly or through its subsidiaries) (or rights in the subject matter of such trade- mark applications, trade-mark registrations, patent applications or patents) in such a manner that would be reasonably expected to have a Company Material Adverse Effect.

(c)	The Company has not received any written notice of (i) any infringement by third parties of any Intellectual Property owned by the Company (either directly or through its subsidiaries) (“Company Owned Intellectual Property”), (ii) any conflict with a third party whereby it is alleged that either the Company or a Company subsidiary infringes or otherwise violates any Intellectual Property of others, or (iii) any conflict with a third party whereby the Company’s or any of its subsidiaries’ rights in or to any Company Owned Intellectual Property or the validity or scope of any Company Owned Intellectual Property is challenged, which infringement or conflict (if the subject of any unfavourable decision, ruling or finding) would reasonably be expected to have a Company Material Adverse Effect.

(d)	There is no application for registration of any Company Owned Intellectual Property with respect to which there has been a determination of unregisterability, and, to the knowledge of the Company, there are no facts which would form a reasonable basis for such determination.

(e)	To the knowledge of the Company, there is no Intellectual Property held by others that would prevent the development, manufacture, use, sale, lease, license and service of products now existing or under development by the Company, including the Platform.

(f)	Neither the Company nor any of its subsidiaries is a party to any action or proceeding, nor, to the knowledge of the Company, has any action or proceeding been threatened that alleges that any current or proposed conduct of its business has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any person.

(g)	All applications for registration of any registered Intellectual Property are in good standing in all material respects, stand in the name of the Company or a subsidiary of the Company and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, the Company confirms that all right, title and interest in and to the Intellectual Property disclosed in such application have been assigned in writing (without any right to revoke such assignment) to the Company or a Company subsidiary. The Company has prosecuted, and is prosecuting, such applications diligently. To the knowledge of the Company, there has been no public disclosure, sale or offer for sale of any of its Intellectual Property anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Intellectual Property. All material information has been disclosed to the appropriate offices as required according to the local laws in the jurisdictions where the applications are pending.

(h)	All registrations of registered Intellectual Property are in good standing in all material respects and are recorded in the name of the Company or Company subsidiary in the appropriate offices to preserve the rights thereto, and all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements. No registration of any Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

(i)	All Company Owned Intellectual Property was created or developed only by individuals during the course of their employment with the Company or by contractors or consultants (“Developers”) in the course of their engagements with the Company or any of its subsidiaries.

(j)	All Developers, at the time they created or developed the Company Owned Intellectual Property, were either full-time employees of the Company or any of its subsidiaries or were contractors who assigned all rights in the Company Owned Intellectual Property, including any and all worldwide proprietary rights, to the Company pursuant to written agreements, and to the knowledge of the Company, the Developers did not incorporate any previously existing work product or other materials proprietary to the Developers or any third party in such creation or development.

4.20	Company Systems and Consumer Data

(a)	In respect of the Systems of the Company and its subsidiaries:

(i)	the Systems have been maintained and supported in accordance with prudent industry practices in all material respects;

(ii)	there is a commercially reasonable disaster recovery plan in place in respect of such Systems;

(iii)	commercially reasonable controls are in place to control access and security to such Systems and there are appropriate firewalls, virus protection programs and other cybersecurity measures in place that are consistent with current standards and practices of a reasonably prudent business operating in a similar industry and that such measures and policies reasonably safeguards proper access to and the security of, the data of the Company;

(iv)	all software being used is supported by valid licenses and all licenses in respect of such software are in good standing in all material respects and not in default in any material respect; and

(v)	all related data, content and programs are backed-up regularly with copies stored safely and securely off-site.

(b)	To the knowledge of the Company, the computer and data processing systems, facilities and services used by the Company is substantially free of any material defects, bugs and errors, and do not contain any disabling codes or instructions, spyware, trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials wherein any trade secrets or proprietary information of the Company or its subsidiaries has been disclosed to a third party.

(c)	Except as disclosed in Section 4.20(c) of the Company Disclosure Letter, there have been no written complaints relating to any improper use or disclosure of any information involving the Company or its subsidiaries, nor any breach in the information security, cybersecurity or similar systems in respect of the Company or its subsidiaries in the past three years.

(d)	The Company’s use or handling of any customer data has not and does not violate any applicable Law.

4.21	Assets

(a)	The Company Business is the only business carried on by the Company and its subsidiaries. The Assets include all assets, rights, Authorizations and property necessary to conduct the Company Business immediately after the Business Combination in the same manner it is currently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

(b)	The Company and/or its subsidiaries have good and marketable title to all of the Assets where title can be granted, free and clear of any and all claims and Encumbrances.

(c)	No person or other entity has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or any of its subsidiaries of any of the Assets.

(d)	The buildings, facilities, structures, infrastructure, equipment, and other tangible personal property of the Company and its subsidiaries are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. To the knowledge of the Company, there are no material maintenance expenditures required to be made as of the date hereof that are necessary in order to maintain the Company’s current operations.

(e)	Neither the Company nor any of its subsidiaries owns any real property.

(f)	With respect to each of any leased premises (the “Leased Premises”) of the Company and its subsidiaries, each of the leases pursuant to which the Company or its subsidiaries occupies the Leased Premises is in good standing and in full force and effect, and the Company has the exclusive right to occupy and use the Leased Premises to conduct the Company Business.

(g)	To the knowledge of the Company, there exists no claim or basis for any claim that might or could have a Company Material Adverse Effect on the right of the Company or its subsidiaries to use, transfer or otherwise exploit the Leased Premises.

4.22	Cryptocurrency Assets

(a)	Section 4.22 of the Company Disclosure Letter sets out, in a fair, accurate and complete manner, to the knowledge of the Company, the trading volumes for the trailing twelve months and the total amount of all Crypto Assets under management on the Platform as at December 31, 2021 on an unaudited basis, subject to normal audit adjustments.

(b)	Except as set forth in Section 4.22 of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is engaged in any wash trading.

(c)	The Company’s existing security and coin storage policies and practices are outlined in Section 4.22 of the Company Disclosure Letter. The Company represents that it is in compliance with such policies and actively monitors its balances to ensure it remains in compliance with such policies.

(d)	All the cryptocurrency reflected in the Company Financial Statements is controlled by the Company.

(e)	The Company, through those authorized directors, officers, employees, and consultants set forth in Section 4.22 of the Company Disclosure Letter, has full, complete and sole custody and control of the keys to the Company’s hot and cold wallets.

(f)	The Company has adequate and prudent hedging and pricing strategies in place and has not experienced material losses related to volatility in the pricing of the Crypto Assets traded on the Platform.

4.23	Company Material Contracts

All of the Company Material Contracts are set out in Section 4.23 of the Company Disclosure Letter, all such Company Material Contracts are valid and subsisting agreements, enforceable in accordance with their terms, and can be fulfilled and performed in all material respects by the Company in the Company Ordinary Course. Each such Company Material Contract is unamended since being made available to the Purchaser, is in full force and effect, in good standing and no event of default has occurred and is continuing and no event has occurred which, with the giving of notice, the passing of time or both, would constitute an event of default by the Company (or any Company subsidiary) under any Company Material Contract. To the knowledge of the Company, no event has occurred which, with the giving of notice, the lapse of time or both, would constitute an event of default by any other party to any such Company Material Contract, the Company is not alleged to be in default of any of the provisions of such Company Material Contracts, and the Company is not aware of any disputes with respect thereto.

4.24	Other Contracts

Other than the Company Material Contracts, neither the Company nor any of its subsidiaries is a party to any Contract, the termination, expiry or non-renewal of which would reasonably be expected to have a Company Material Adverse Effect.

4.25	Taxes and Governmental Charges

(a)	As of the date of this Agreement, the Company has (with respect to it and its subsidiaries):

(i)	duly and in a timely manner filed all Tax Returns required by Law to have been filed by it (except for such Tax Returns with respect to which the failure to timely file would not reasonably be expected to have a Company Material Adverse Effect) and all such Tax Returns are true, correct, and complete in all material respects;

(ii)	duly kept all records which it is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Tax by it, as applicable, and such records are available for inspection at the head office of the Company;

(iii)	duly and correctly reported all income and other amounts required to be reported;

(iv)	paid all Taxes to the extent that such Taxes have been assessed by the relevant Governmental Authority; and

(v)	duly and in a timely manner paid, deducted, withheld, collected and remitted all Governmental Charges (other than Governmental Charges that are not yet due) and has made full provision for (including properly accruing and reflecting on its books and records) all Governmental Charges that are not yet due, that relate to periods (or portions thereof) ending prior to the date of this Agreement, except where the failure to pay any such Governmental Charges, or make any such remittance, deduction or contribution or other amount would not reasonably be expected to have a Company Material Adverse Effect.

(b)	The Company Financial Statements contain adequate provision for all Taxes imposed on the Company and its subsidiaries, or its or their property or rights, arising out of operations on or before June 30, 2021, regardless of whether such amounts are payable before or after the Effective Date.

(c)	No deficiency in payment of any Taxes for any period has been asserted against the Company or any of its subsidiaries by any Governmental Authority and remains unsettled at the date hereof.

(d)	There are no outstanding waivers, objections, extensions, or comparable consents regarding the application of the statute of limitations or period of reassessment with respect to any Taxes or Tax Returns that have been given or made by the Company (including the time for filing of Tax Returns or paying Taxes). To the knowledge of the Company there are no pending requests for any such waivers, extensions, or comparable consents. The Company has not received a ruling from any Governmental Authority or signed an agreement with any Governmental Authority that could reasonably be expected to have a Company Material Adverse Effect.

(e)	There are no actions, suits, examinations, proceedings, investigations, audits or claims now pending or threatened or, to the knowledge of the Company, contemplated against the Company or any of its subsidiaries in respect of any Taxes and there are no matters under discussion with any Governmental Authority relating to any Taxes.

(f)	Neither the Company nor any of its subsidiaries has been subject to or is currently subject to any investigation, audit or visit by any Governmental Authority relating to Tax which has been notified to the Company, and the Company is not aware of any such investigation, audit or visit planned for the next 12 months.

4.26	Privacy

In each area where the Company collects, stores, uses or discloses Personal Information, the Company (and to the extent applicable, each Company subsidiary) is in compliance in all material respects with all applicable Law with respect to such collection, storage, use or disclosure.

4.27	Environmental Matters

To the knowledge of the Company, neither the Company nor any of its subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of the Assets, any applicable Environmental Laws. Neither the Company nor any of its subsidiaries has received any inquiry from or notice of a pending investigation or threatened investigation from any governmental agency or of any administrative or judicial proceeding concerning the violation of any such Environmental Laws.

4.28	Absence of Litigation, etc.

Other than as set out in Section 4.28 of the Company Disclosure Letter, there is not now in progress, pending or, to the knowledge of the Company, threatened or contemplated against or affecting the Company, or any of its subsidiaries, or any of its assets or properties, including the Assets, or any officer or director thereof in their capacity as an officer or director thereof, any litigation, action, suit, investigation, claim, complaint or other proceeding, including appeals and applications for review, by or before any Governmental Authority. There is not presently outstanding against the Company any material judgment, injunction, decree, rule or order of any court, governmental department, including Governmental Authority, commission, agency or arbitrator.

4.29	Compliance with Laws

The Company Business has been, and is now being, conducted and all of the Assets have been, and are now being, used in compliance with all applicable Laws other than such non-compliance which would not reasonably be expected to have a Company Material Adverse Effect, and no written notices have been received by the Company that the Company Business is not being conducted or that any of such Assets are not being used in compliance with all applicable Laws other than any non-compliance which would not reasonably be expected to have a Company Material Adverse Effect.

4.30	Anti-Corruption Laws

(a)	To the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the Company or of any of its subsidiaries, has (A) violated any anti-bribery or anti-corruption Laws applicable to the Company, including the United States Foreign Corrupt Practices Act of 1977 and Corruption of Foreign Public Officials Act (Canada), or (B) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (i) to any Government Authority, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Authority in his or her official capacity; inducing a Government Authority to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Authority to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company or Company subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (ii) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(b)	To the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the Company or of any of its subsidiaries, has (A) conducted or initiated any review, audit, or internal investigation that concluded the Company, or any director, officer, employee, consultant, representative or agent thereof, violated any anti- bribery or anti-corruption Laws applicable to the Company or of any of its subsidiaries or committed any material wrongdoing, or (B) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti- corruption Laws, in each case, with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws.

(c)	The operations of the Company is and has been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Applicable Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Company with respect to the Applicable Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

4.31	Employment Matters and Employee Plans

(a)	There are no Contracts, written or oral, between the Company or a Company subsidiary on one side, and any other party on the other side, relating to payment, remuneration or compensation for work performed or services provided (other than professional advisors engaged by the Company or of any of its subsidiaries to provide services in connection with the Business Combination) or that would require any payment to be made as a result of the completion of the transactions contemplated in this Agreement.

(b)	The Company’s only Employee Plan is the Company Option Plan.

(c)	No union representation exists, no certified association holds bargaining rights respecting the employees of the Company or of any of its subsidiaries and, to the knowledge of the Company, no association of employees has applied to be certified as the bargaining agent of any of the employees of the Company or of any of its subsidiaries. Neither the Company nor any Company subsidiary is a party to any collective bargaining agreement, letter of understanding or letter of intent with any certified association or association of employees and no collective bargaining agreement, letter of understanding or letters or intent is currently being negotiated by the Company or a Company subsidiary. No other action has been taken or, to the knowledge of the Company, is contemplated to organize or unionize any employees of the Company or of any Company subsidiary. There are no existing or, to the knowledge of the Company, threatened, labour strikes or labour disputes, work stoppages or slowdowns, controversies, material disputes or other labour troubles affecting the Company or any Company subsidiary.

(d)	The Company and each Company subsidiary is currently in compliance with all Laws, regulations and orders relating to labour and employment, including those related to employment standards practices, workers’ compensation, pay equity, occupational health and safety, human rights and accommodation obligations, employment immigration, employee privacy, language of labour relations (French language requirements) and similar legislation, including payment in full of all amounts owing thereunder other than such non- compliance which would not reasonably be expected to have a Company Material Adverse Effect.

(e)	To the knowledge of the Company, there are no complaints or threatened complaints against the Company or any Company subsidiary before any employment standards branch or tribunal or human rights commission or tribunal, nor, any occurrence which might lead to a complaint under any human rights legislation, employment standards legislation, health and safety legislation, workers’ compensation legislation or pay equity legislation.

(f)	There are no outstanding decisions or settlements or pending settlements under employment standards, human rights legislation, health and safety legislation, workers’ compensation legislation, payment equity legislation or labour relations legislation which place any obligation upon the Company or any Company subsidiary to do or refrain from doing any act or place a material financial obligation on the Company or any Company subsidiary.

4.32	No Powers of Attorney

There are no outstanding powers of attorney or other authorizations granted by the Company or any Company subsidiary to any third party to bind the Company or any Company subsidiary to any Contract, Liability or obligation.

4.33	Insurance

(a)	The Company maintains insurance against such losses, risks and damages to the Assets that are capable of being insured in such amounts that are customary for the Company Business and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all material respects and not in material default. The Company is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. All insurance policies of the Company are set out in Section 4.33 of the Company Disclosure Letter.

(b)	The Company maintains the financial institutional bonding insurance required under NI 31-103, or as required pursuant to any relief granted by Securities Authorities.

4.34	COVID-19

As of the date hereof, no closure or suspension to the operations currently in effect or previously mandated by a Governmental Authority or otherwise implemented by the Company as a result of the novel coronavirus disease (COVID-19) outbreak has had a Company Material Adverse Effect.

4.35	Authorizations and CSA Order

(a)	The Company has all Authorizations necessary to conduct the Company Business as presently conducted or for the ownership and use of the Assets in compliance with applicable Laws, except for any Authorizations the lack of which would not reasonably be expected to have a Company Material Adverse Effect.

(b)	The Company is not in default under, nor has it received any notice of any claim or default with respect to, any such Authorization or have any reason to believe they may be in default under any Authorization, or will receive any notice of any claim or default with respect to any Authorization.

(c)	Other than as set out in Section 4.05 of the Company Disclosure Letter, no registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement, or of the consummation of the transactions contemplated hereby:

(i)	to avoid the loss of any Authorization or any asset, property or right pursuant to the terms thereof, or the violation or breach of any Law applicable thereto, or

(ii)	to enable the Company to hold and enjoy the same immediately after the Effective Date in the conduct of the Company Business as conducted prior to the Effective Date.

(d)	The Company has all necessary Intellectual Property and resources to operate the Platform in compliance with the CSA Order.

4.36	Fees and Commissions

Other than as set out in Section 4.36 of the Company Disclosure Letter, no broker, finder or similar intermediary has acted for or on behalf of or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or a Company subsidiary in connection with this Agreement.

4.37	Books and Records

Complete and correct copies of the Constating Documents, and of all amendments thereto, of the Company and its subsidiaries have been previously delivered to the Purchaser. The corporate records and minute books of the Company and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders thereof, since the date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings duly signed. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or its committees) or of the shareholders of the Company or of its subsidiaries.

4.38	Restrictions on Business Combination

Except to the extent that the Company must comply with applicable Laws, the Company is not a party to or bound or affected by any commitment, agreement or document which would prohibit or restrict the Company from entering into and completing the Business Combination.

4.39	Indemnification Agreements

Except for the agreements set out in Section 4.39 of the Company Disclosure Letter, correct and complete copies of which have been provided to the Purchaser, neither the Company nor any of its subsidiaries is party to any indemnity agreements and any similar agreements that obligate the Company or a Company subsidiary to indemnify any other party.

4.40	Employment, Severance and Change of Control Agreements

Except for the agreements set out in Section 4.40 of the Company Disclosure Letter, correct and complete copies of which have been provided to the Purchaser, neither the Company nor any of its subsidiaries is a party to any employment, consulting, change of control and severance agreements providing for severance payments in excess of the amount that would result by Law from the employment of an employee without an agreement as to notice or severance.

4.41	Acceleration of Benefits

Except for the agreements set out in Section 4.41 of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in this Agreement, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company.

4.42	Competition Act (Canada)

Neither the aggregate value of the assets in Canada of the Company and the entities it controls nor the annual gross revenues from sales in or from Canada generated from those assets, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transaction Regulations thereunder, exceed $93 million.

4.43	No Acquisitions or Dispositions

Neither the Company nor any Company subsidiary has approved, or entered into any agreement in respect of: (A) the purchase of any material property or assets or any interest therein, or the sale, transfer or other disposition of any Assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; (B) the change in control (by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Company) of the Company; or (C) a proposed or planned disposition of Company Shares by any shareholder who owns, directly or indirectly, 5% or more of the outstanding Company Shares.

4.44	Company Board Approval

The Company Board, at a meeting duly called and held, has unanimously determined that the Business Combination is fair to the Company Shareholders and is in the best interests of the Company, has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Company Shareholders vote in favour of the Amalgamation Resolution (the “Company Board Recommendation”). The directors and officers of the Company intend to vote all Company Shares held by him or her in favour of the Amalgamation Resolution and has agreed that references to such intention may be made in the Company Circular and other documents relating to the Business Combination. The Company Board has received an opinion from Research Capital Corporation to the effect that the consideration to be received by the Company Shareholders under the Business Combination is fair from a financial point of view to the Company Shareholders (the “Company Fairness Opinion”).

4.45	Full Disclosure

(a)	To the knowledge of the Company, there is no material fact known to the Company that has had or could reasonably be expected to have a Company Material Adverse Effect that has not been disclosed herein or in such other documents (including the Company Disclosure Letter), certificates and statements furnished to the Purchaser for use in connection with the transactions contemplated hereby.

(b)	To the knowledge of the Company, all information provided by the Company to the Purchaser in relation to the Purchaser’s due diligence requests is true and correct in all material respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to the Purchaser.

Article 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND SUBCO

The Purchaser and Subco jointly and severally represent and warrant to the Company as follows and acknowledge and confirm that the Company is relying on such representations and warranties in connection with its entering into this Agreement:

5.01	Incorporation

The Purchaser and each of its subsidiaries is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently conducted, except where the failure to have such power, authority and capacity would not reasonably be expected to have a Purchaser Material Adverse Effect. Neither the nature of its activities or business nor the location or character of the assets owned, operated or leased by the Purchaser or its subsidiaries require the Purchaser or its subsidiaries to be registered, licensed or otherwise qualified as a foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions where it is so registered, licensed or qualified, except where the failure to be so registered, licensed or qualified or remain in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect. No proceedings have been instituted or are pending for the dissolution or liquidation of the Purchaser or of any of its subsidiaries.

5.02	Subsidiaries

Except for its ownership of all of the outstanding shares of Subco (upon incorporation), WonderFi Entertainment Inc., WonderFi Digital Inc., and First Ledger Corp., and its indirect ownership of all the outstanding shares of Bitbuy Technologies Inc., Blockchain Markets Inc., Twenty-One Digital Inc. and Bitbuy Gaming Inc., the Purchaser does not have any interest in any body corporate, partnership, joint ventures or other entity or person. Neither the Purchaser nor Subco is a party to any agreement, option or commitment to acquire any shares or securities of any body corporate, partnership, trust, joint venture or other entity or person other than in connection with the Business Combination. The Purchaser, upon its incorporation, shall be the sole registered holder and beneficial owner of 100% of the issued and outstanding shares in the capital of Subco, free and clear of all Encumbrances. All of such shares and securities have been fully authorized and validly issued and in the case of shares are outstanding as fully paid and non- assessable shares. No other securities of Subco upon its incorporation shall be issued and outstanding.

5.03	Bankruptcy, etc.

No bankruptcy, insolvency or receivership proceedings have been instituted by the Purchaser or any of its subsidiaries or, to the knowledge of the Purchaser, are pending against the Purchaser or any of its subsidiaries.

5.04	Due Authorization, etc.

Subject to the requisite shareholder and regulatory approvals, (i) each of the Purchaser and Subco has all necessary corporate power, capacity and authority to enter into this Agreement and to carry out its obligations under this Agreement and to undertake the Business Combination, and (ii) this Agreement has been duly authorized, executed and delivered by each of the Purchaser and Subco and constitutes a valid and binding obligation of each of the Purchaser and Subco enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunctions are in the discretion of the court from which they are sought. For greater certainty, the issuance of the Purchaser Shares pursuant to the Business Combination does not require approval of Purchaser Shareholders.

5.05	Absence of Conflict

Other than as set out in Section 5.05 of the Purchaser Disclosure Letter, the entering into, and the performance by the Purchaser and Subco of the transactions contemplated in, this Agreement:

(a)	do not and will not require any consent, permit, approval, Authorization or order of any Governmental Authority, except that which may be required under applicable securities legislation and any approval or authorization under the BCBCA or CBCA, as applicable, that may be required for the Business Combination;

(b)	do not and will not contravene any applicable Laws or any rule or regulation of any Governmental Authority which is binding on the Purchaser or any of its subsidiaries, where such contravention would reasonably be expected to have a Purchaser Material Adverse Effect; and

(c)	does not and will not violate, result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of (i) the Constating Documents of the Purchaser or Subco, or any resolution of the directors or shareholders of the Purchaser or Subco, or (ii) any Contract to which the Purchaser or any of its subsidiaries is a party or by which the assets or the business of the Purchaser is bound or affected, or (iii) any judgment, decree or order or any term or provision thereof applicable to the Purchaser or any of or its subsidiaries or any of the Assets or the business of the Purchaser or any of its subsidiaries, which breach, conflict or default would reasonably be expected to have a Purchaser Material Adverse Effect or to result in the creation of any Encumbrance upon any of the assets of the Purchaser.

5.06	Securities Registrations of the Purchaser

(a)	To the knowledge of the Purchaser, other than review by certain Securities Authorities in respect of the potential application of Canadian Securities Laws (including in respect of derivatives) to the Purchaser’s decentralized finance platform app, there is no regulatory review or field audit by any Securities Authority proceeding or pending in respect of the Purchaser or any of its subsidiaries, and to the knowledge of the Purchaser, there are no ongoing investigations currently being undertaken by any Securities Authority against the Purchaser or any of its subsidiaries.

(b)	Other than as set out in Section 5.06 of the Purchaser Disclosure Letter, if the Purchaser or any of its subsidiaries is required to be registered as a dealer or adviser with one or more Securities Authorities, the Purchaser and such subsidiaries are so registered or has applied to such registration with such registration being pending, and such registration or application has not been cancelled or revoked, and is not subject to any terms, conditions or undertakings other than as publicly disclosed with the relevant Securities Authorities as at the date of this Agreement.

(c)	Neither the Purchaser nor any of its subsidiaries is, to the knowledge of the Purchaser, under investigation by a Securities Authority or other Governmental Authority.

5.07	Capital Stock

The authorized share capital of the Purchaser consists of an unlimited number of common shares and first preferred shares without nominal or par value, of which 163,408,826 Purchaser Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Purchaser.

5.08	Options and Other Convertible Securities

Except as set out in Section 5.08 of the Purchaser Disclosure Letter, no person has or will have any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Purchaser or from any of its subsidiaries of any interest in any of the outstanding shares or securities of the Purchaser or of any of its subsidiaries, or for the issue or allotment of any unissued shares in the capital of the Purchaser or any of its subsidiaries or any other security directly or indirectly convertible into or exchangeable for such shares in the capital of the Purchaser or of any of its subsidiaries.

5.09	No Pre-Emptive Rights

Other than as set out in Section 5.09 of the Purchaser Disclosure Letter, no holder of securities of the Purchaser is entitled to any pre-emptive or similar right to subscribe for securities of the Purchaser or any of its subsidiaries.

5.10	Voting Agreements

Neither Purchaser nor any of its subsidiaries is a party to any agreement nor, to the knowledge of the Purchaser, is there any agreement, which in any manner affects the voting control of any of the securities of the Purchaser or of any of its subsidiaries.

5.11	No Cease Trade Orders

No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Purchaser has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Purchaser, are pending, contemplated or threatened by any regulatory authority.

5.12	Financial Statements

The Purchaser Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with that of preceding periods, and:

(a)	the balance sheets included in such Purchaser Financial Statements fairly present, in all material respects, the financial condition of Purchaser on the respective dates thereof; and

(b)	the statements of operations and deficit included in the Purchaser Financial Statements fairly present, in all material respects, the financial performance and its cash flows of the Purchaser for the fiscal periods then ended.

5.13	Absence of Changes

Except as set out in the Purchaser Financial Statements, since September 30, 2021 there has not been any material adverse change in the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow or business operations of Purchaser and its subsidiaries, taken as a whole, that would reasonably be expected to have a Purchaser Material Adverse Effect, except for a decrease in Purchaser’s working capital position.

5.14	Internal Controls Over Financial Reporting

To the knowledge of the Purchaser, prior to the date of this Agreement there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Purchaser’s, internal control over financial reporting. Since September 30, 2021, and prior to the date of this Agreement, the Purchaser has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Purchaser regarding questionable accounting or auditing matters.

5.15	No Restrictions on Activities

Except as set out in Section 5.15 of the Purchaser Disclosure Letter, the Purchaser and each of its subsidiaries is not a party to or bound or affected by any commitment, Contract or document containing any covenant which in any way expressly limits the freedom of the Purchaser or any of its subsidiaries to compete in any line of business, or to use, transfer or move any of its assets or operations, or which materially or adversely affects the business practices, operations or condition of the Purchaser and its subsidiaries, respectively, and taken as a whole.

5.16	Liabilities

Except as set out in Section 5.16 of the Purchaser Disclosure Letter, other than expenses incurred in connection with the Business Combination and in the Purchaser Ordinary Course, the Purchaser has no outstanding Liabilities (direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise), except as disclosed in the Purchaser Financial Statements.

5.17	Non-Arm’s Length Transactions

Except as disclosed in the Purchaser Financial Statements:

(a)	the Purchaser (either directly or through its subsidiaries) has not engaged in any transaction with, made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any director, officer, employee or shareholder of the Purchaser or any other person with whom the Purchaser is not dealing at arm’s length (within the meaning of the Tax Act or any affiliate of any of the foregoing, except for amounts due as normal compensation or reimbursement of ordinary business expenses; and

(b)	the Purchaser (either directly or through its subsidiaries) is not a party to any contract or agreement with any director, officer, employee, or shareholder of the Purchaser or any other person with whom the Purchaser is not dealing at arm’s length (within the meaning of the Tax Act or any affiliate of any of the foregoing, other than employment agreements entered into in the Purchaser Ordinary Course and agreements evidencing stock options of the Purchaser and other convertible securities granted pursuant to the Purchaser Equity Incentive Plan.

5.18	No Guarantees

Neither the Purchaser nor any of its subsidiaries is bound by any Contract, assurance, bond, undertaking or guarantee under or pursuant to which it has guaranteed or endorsed the debts, obligations or Liabilities of any other person.

5.19	Intellectual Property

Other than as set out in Section 5.19 of the Purchaser Disclosure Letter,

(a)	the Purchaser (either directly or through its subsidiaries) owns all rights in or has obtained valid and enforceable licenses or other rights to use, all domestic and foreign Intellectual Property necessary to carry on the Purchaser Business as currently carried on or proposed to be carried on, free and clear of all Encumbrances;

(b)	to the knowledge the Purchaser, there are no third parties who have, or will be able to establish, rights (including any license) to any Intellectual Property owned or used by the Purchaser (either directly or through its subsidiaries) (or rights in the subject matter of such trade-mark applications, trade-mark registrations, patent applications or patents) in such a manner that would be reasonably expected to have a Purchaser Material Adverse Effect;.

(c)	the Purchaser has not received any written notice of (i) any infringement by third parties of any Intellectual Property owned by the Purchaser (either directly or through its subsidiaries) (“Purchaser Owned Intellectual Property”), (ii) any conflict with a third party whereby it is alleged that either the Purchaser or a Purchaser subsidiary infringes or otherwise violates any Intellectual Property of others, or (iii) any conflict with a third party whereby the Purchaser’s or any of its subsidiaries’ rights in or to any Purchaser Owned Intellectual Property or the validity or scope of any Purchaser Owned Intellectual Property is challenged, which infringement or conflict (if the subject of any unfavourable decision, ruling or finding) would reasonably be expected to have a Purchaser Material Adverse Effect;

(d)	there is no application for registration of any Purchaser Owned Intellectual Property with respect to which there has been a determination of unregisterability, and, to the knowledge of the Purchaser, there are no facts which would form a reasonable basis for such determination;

(e)	to the knowledge of the Purchaser, there is no Intellectual Property held by others that would prevent the development, manufacture, use, sale, lease, license and service of products now existing or under development by the Purchaser;

(f)	neither the Purchaser nor any of its subsidiaries is a party to any action or proceeding, nor, to the knowledge of the Purchaser, has any action or proceeding been threatened that alleges that any current or proposed conduct of its business has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any person;

(g)	all applications for registration of any registered Intellectual Property are in good standing in all material respects, stand in the name of the Purchaser and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, the Purchaser confirms that all right, title and interest in and to the Intellectual Property disclosed in such application have been assigned in writing (without any right to revoke such assignment) to the Purchaser or a Purchaser subsidiary. The Purchaser has prosecuted, and is prosecuting, such applications diligently. To the knowledge of the Purchaser, there has been no public disclosure, sale or offer for sale of any of its Intellectual Property anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Intellectual Property. All material information has been disclosed to the appropriate offices as required according to the local laws in the jurisdictions where the applications are pending;

(h)	all registrations of registered Intellectual Property are in good standing in all material respects and are recorded in the name of the Purchaser or a Purchaser subsidiary in the appropriate offices to preserve the rights thereto, and all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements. No registration of any Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained;

(i)	all Purchaser Owned Intellectual Property was created or developed only by Developers during the course of their employment with the Purchaser or any of its subsidiaries;

(j)	all Developers, at the time they created or developed the Purchaser Owned Intellectual Property, were either full-time employees of the Purchaser or any of its subsidiaries or were contractors who assigned all rights in the Purchaser Owned Intellectual Property, including any and all worldwide proprietary rights, to the Purchaser pursuant to written agreements, and to the knowledge of the Purchaser, the Developers did not incorporate any previously existing work product or other materials proprietary to the Developers or any third party in such creation or development; and

(k)	all Developers have waived in writing their moral rights in and to the Purchaser Owned Intellectual Property to the extent the applicable jurisdiction in which such Developers were located protects moral rights.

5.20	Purchaser Systems and Consumer Data

(a)	In respect of the Systems of the Purchaser and its subsidiaries:

(i)	the Systems have been maintained and supported in accordance with prudent industry practices in all material respects;

(ii)	there is a commercially reasonable disaster recovery plan in place in respect of such Systems;

(iii)	commercially reasonable controls are in place to control access and security to such Systems and there are appropriate firewalls, virus protection programs and other cybersecurity measures in place that are consistent with current standards and practices of a reasonably prudent business operating in a similar industry and that such measures and policies reasonably safeguards proper access to and the security of, the data of the Purchaser;

(iv)	all software being used is supported by valid licenses and all licenses in respect of such software are in good standing in all material respects and not in default in any material respect; and

(v)	all related data, content and programs are backed-up regularly with copies stored safely and securely off-site.

(b)	To the knowledge of the Purchaser, the computer and data processing systems, facilities and services used by the Purchaser is substantially free of any material defects, bugs and errors, and do not contain any disabling codes or instructions, spyware, trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials wherein any trade secrets or proprietary information of the Purchaser or its subsidiaries has been disclosed to a third party.

(c)	Other than as set out in Section 5.20(c) of the Purchaser Disclosure Letter, there have been no written complaints relating to any improper use or disclosure of any information involving the Purchaser or any of its subsidiaries, nor any breach in the information security, cybersecurity or similar systems in respect of the Purchaser or any of its subsidiaries in the past three years.

(d)	The Purchaser’s use or handling of any customer data has not and does not violate any applicable Law.

5.21	Assets

(a)	The Purchaser Business is the only business carried on by the Purchaser and its subsidiaries. The Assets include all assets, rights, Authorizations and property necessary to conduct the Purchaser Business immediately after the Business Combination in the same manner it is currently conducted, except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)	The Purchaser and/or its subsidiaries have good and marketable title to all of the Assets where title can be granted, free and clear of any and all claims and Encumbrances whatsoever.

(c)	No person or other entity has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Purchaser or any of its subsidiaries of any of the Assets.

(d)	The buildings, facilities, structures, infrastructure, equipment, and other tangible personal property of the Purchaser and its subsidiaries are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. To the Purchaser’s knowledge, there are no material maintenance expenditures required to be made as of the date hereof that are necessary in order to maintain the Purchaser’s current operations.

(e)	Neither the Purchaser nor any of its subsidiaries own any real property.

(f)	With respect to each of any Leased Premises of the Purchaser and its subsidiaries, each of the leases pursuant to which the Purchaser or its subsidiaries occupies the Leased Premises is in good standing and in full force and effect, and the Purchaser or its subsidiary has the exclusive right to occupy and use the Leased Premises to conduct the Purchaser Business.

(g)	To the knowledge of the Purchaser, there exists no claim or basis for any claim that might or could have a Purchaser Material Adverse Effect on the right of the Purchaser or its subsidiaries to use, transfer or otherwise exploit the Leased Premises.

5.22	Purchaser Material Contracts

All of the Purchaser Material Contracts are valid and subsisting agreements, enforceable in accordance with their terms, and can be fulfilled and performed in all material respects by the Purchaser in the Purchaser Ordinary Course. Each such Purchaser Material Contract is unamended since being made available to the Purchaser, is in full force and effect, in good standing and no event of default has occurred and is continuing and no event has occurred which, with the giving of notice, the passing of time or both, would constitute an event of default by the Purchaser (or any Purchaser subsidiary) under any Purchaser Material Contract. To the knowledge of the Purchaser, no event has occurred which, with the giving of notice, the lapse of time or both, would constitute an event of default by any other party to any such Purchaser Material Contract, the Purchaser is not alleged to be in default of any of the provisions of such Purchaser Material Contracts, and the Purchaser is not aware of any disputes with respect thereto.

5.23	Other Contracts

Other than the Purchaser Material Contracts, neither the Purchaser nor any of its subsidiaries is a party to any Contract, the termination, expiry or non-renewal of which would reasonably be expected to have a Purchaser Material Adverse Effect.

5.24	Taxes and Governmental Charges

(a)	As of the date of this Agreement, the Purchaser (with respect to it and its subsidiaries) has:

(i)	duly and in a timely manner filed all Tax Returns required by Law to have been filed by it (except for such Tax Returns with respect to which the failure to timely file would not reasonably be expected to have a Purchaser Material Adverse Effect), and all such Tax Returns are true, correct, and complete in all material respects;

(ii)	duly kept all records which it is required to keep for Tax proposes or which would be needed to substantiate any claim made or position taken in relation to Tax by it, as applicable, and such records available for inspection at the head office of the Purchaser;

(iii)	duly and correctly reported all income and other amounts required to be reported;

(iv)	paid all Taxes to the extent that such Taxes have been assessed by the relevant Governmental Authority; and

(v)	duly and in a timely manner paid, deducted, withheld, collected and remitted all Governmental Charges (other than Governmental Charges that are not yet due) and has made full provision for (including properly accruing and reflecting on its books and records) all Governmental Charges that are not yet due, that relate to periods (or portions thereof) ending prior to the date of this Agreement, except where the failure to pay any such Governmental Charges, or make any such remittance, deduction or contribution or other amount would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)	The Purchaser Financial Statements contain adequate provision for all Taxes imposed on the Purchaser and its subsidiaries, or its or their property or rights, arising out of operations on or before September 30, 2021, regardless of whether such amounts are payable before or after the Effective Date.

(c)	No deficiency in payment of any Taxes for any period has been asserted against the Purchaser or any of its subsidiaries by any Governmental Authority and remains unsettled at the date hereof.

(d)	There are no outstanding waivers, objections, extensions, or comparable consents regarding the application of the statute of limitations or period of reassessment with respect to any Taxes or Tax Returns that have been given or made by the Purchaser (including the time for filing of Tax Returns or paying Taxes). To the knowledge of the Purchaser there are no pending requests for any such waivers, extensions, or comparable consents. The Purchaser has not received a ruling from any Governmental Authority or signed an agreement with any Governmental Authority that could reasonably be expected to have a Purchaser Material Adverse Effect.

(e)	Other than as set out in Section 5.24(e) of the Purchaser Disclosure Letter, there are no actions, suits, examinations, proceedings, investigations, audits or claims now pending or threatened or, to the knowledge of the Purchaser, contemplated against the Purchaser or any of its subsidiaries in respect of any Taxes and there are no matters under discussion with any Governmental Authority relating to any Taxes.

(f)	Other than as set out in Section 5.24(e) of the Purchaser Disclosure Letter, the Purchaser has not been subject to or is currently subject to any investigation, audit or visit by any Governmental Authority relating to Tax which has been notified to the Purchaser, and the Purchaser is not aware of any such investigation, audit or visit planned for the next twelve months.

5.25	Privacy

In each area where the Purchaser collects, stores, uses or discloses Personal Information, the Purchaser and, to the extent applicable, its subsidiaries are in compliance in all material respects with all applicable Law with respect to such collection, storage, use or disclosure.

5.26	Absence of Litigation, etc.

Other than as set out in Section 5.26 of the Purchaser Disclosure Letter, there is not now in progress, pending or, to the Purchaser’s knowledge, threatened or contemplated against or affecting the Purchaser, or any of its subsidiaries, or any of its assets or properties, including the Assets, or any officer or director thereof in their capacity as an officer or director thereof, any litigation, action, suit, investigation, claim, complaint or other proceeding, including appeals and applications for review, by or before any Governmental Authority. There is not presently outstanding against the Purchaser any material judgment, injunction, decree, rule or order of any court, governmental department, including Governmental Authority, commission, agency or arbitrator.

5.27	Compliance with Laws

Other than as set out in Section 5.27 of the Purchaser Disclosure Letter, the Purchaser Business has been, and is now being, conducted and all of its Assets have been, and are now being, used in compliance with all applicable Laws other than such non-compliance which would not reasonably be expected to have a Purchaser Material Adverse Effect, and no written notices have been received by the Purchaser that the business of the Purchaser is not being conducted or that any of such assets are not being used in compliance with all applicable Laws other than any non-compliance that would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.28	Anti-Corruption Laws

(a)	To the knowledge of the Purchaser, no director, officer, employee, consultant, representative or agent of the Purchaser or of any of its subsidiaries, has (A) violated any anti-bribery or anti-corruption Laws applicable to the Purchaser, including the United States Foreign Corrupt Practices Act of 1977 and Corruption of Foreign Public Officials Act (Canada), or (B) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (i) to any Government Authority, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Authority in his or her official capacity; inducing a Government Authority to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Authority to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Purchaser or Purchaser subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (ii) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(b)	To the knowledge of the Purchaser, no director, officer, employee, consultant, representative or agent of the Purchaser or of any of its subsidiaries, has (A) conducted or initiated any review, audit, or internal investigation that concluded the Purchaser, or any director, officer, employee, consultant, representative or agent thereof, violated any anti- bribery or anti-corruption Laws applicable to the Purchaser or of any of its subsidiaries or committed any material wrongdoing, or (B) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti- corruption Laws, in each case, with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws.

(c)	The operations of the Purchaser is and has been conducted at all times in compliance with Applicable Anti-Money Laundering Laws and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Purchaser with respect to the Applicable Anti-Money Laundering Laws is pending or, to the best knowledge of the Purchaser, threatened.

5.29	Employment Matters and Employee Plans

(a)	There are no Contracts, written or oral, between the Purchaser or a Purchaser subsidiary on one side, and any other party on the other side, relating to payment, remuneration or compensation for work performed or services provided (other than professional advisors engaged by the Purchaser or of any of its subsidiaries to provide services in connection with the Business Combination) or that would require any payment to be made as a result of the completion of the transactions contemplated in this Agreement.

(b)	The Purchaser’s Employee Plans are as set out in Section 5.29(b) of the Purchaser Disclosure Letter.

(c)	No union representation exists, no certified association holds bargaining rights respecting the employees of the Purchaser or of any of its subsidiaries and, to the knowledge of the Purchaser, no association of employees has applied to be certified as the bargaining agent of any of the employees of the Purchaser or of any of its subsidiaries. Neither the Purchaser nor any Purchaser subsidiary is a party to any collective bargaining agreement, letter of understanding or letter of intent with any certified association or association of employees and no collective bargaining agreement, letter of understanding or letters or intent is currently being negotiated by the Purchaser or a Purchaser subsidiary. No other action has been taken or, to the knowledge of the Purchaser, is contemplated to organize or unionize any employees of the Purchaser or any Purchaser subsidiary. There are no existing or, to the knowledge of the Purchaser, threatened, labour strikes or labour disputes, work stoppages or slowdowns, controversies, material disputes or other labour troubles affecting the Purchaser or any of its subsidiaries.

(d)	The Purchaser and each Purchaser subsidiary is currently in compliance with all Laws, regulations and orders relating to labour and employment, including those related to employment standards practices, workers’ compensation, pay equity, occupational health and safety, human rights and accommodation obligations, employment immigration, employee privacy, language of labour relations (French language requirements) and similar legislation, including payment in full of all amounts owing thereunder other than such non- compliance which would not reasonably be expect to have a Purchaser Material Adverse Effect.

(e)	To the knowledge of the Purchaser, there are no complaints or threatened complaints against the Purchaser or any Purchaser subsidiary before any employment standards branch or tribunal or human rights commission or tribunal, nor, any occurrence which might lead to a complaint under any human rights legislation, employment standards legislation, health and safety legislation, workers’ compensation legislation or pay equity legislation.

(f)	There are no outstanding decisions or settlements or pending settlements under employment standards, human rights legislation, health and safety legislation, workers’ compensation legislation, payment equity legislation or labour relations legislation which place any obligation upon the Purchaser or any Purchaser subsidiary to do or refrain from doing any act or place a material financial obligation on the Purchaser or any Purchaser subsidiary.

(g)	Neither the execution and delivery of this Agreement nor the performance of the obligations of the Purchaser thereunder will entitle any current or former employee of the Purchaser to any severance pay, bonus or other similar payment.

5.30	No Powers of Attorney

There are no outstanding powers of attorney or other authorizations granted by the Purchaser or any Purchaser Subsidiary to any third party to bind the Purchaser or any Purchaser subsidiary to any Contract, Liability or obligation.

5.31	Insurance

The Purchaser’s insurance policies are valid and enforceable and in full force and effect, are underwritten by unaffiliated and reputable insurers, are sufficient for all requirements of applicable Law and provide insurance, including liability and product liability insurance, in such amounts and against such risks as is customary for corporations engaged in businesses similar to that carried on by the Purchaser.

5.32	Authorizations

The Purchaser and each of its subsidiaries have all Authorizations necessary to conduct the Purchaser Business as presently conducted or for the ownership and use of their Assets in compliance with applicable Laws, except for any Authorizations the lack of which would not reasonably be expected to have a Purchaser Material Adverse Effect. Neither the Purchaser nor any of its subsidiaries is in default under, nor has it received any notice of any claim or default with respect to, any such Authorization. No registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement, or of the consummation of the transactions contemplated hereby: (a) to avoid the loss of any Authorization or any asset, property or right pursuant to the terms thereof, or the violation or breach of any Law applicable thereto, or (b) to enable the Purchaser or a Purchaser subsidiary to hold and enjoy the same immediately after the Effective Date in the conduct of the Purchaser Business as conducted prior to the Effective Date.

5.33	Fees and Commissions

Except as set out in Section 5.08 of the Purchaser Disclosure Letter, no broker, finder or similar intermediary has acted for or on behalf of or is entitled to any broker’s, finder’s or similar fee or other commission from the Purchaser or a Purchaser subsidiary in connection with this Agreement.

5.34	Books and Records

The corporate records and minute books of the Purchaser and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since its date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or its committees) or of the shareholders of the Purchaser or of its subsidiaries.

5.35	Restrictions on Business Combination

Except to the extent that the Purchaser must comply with applicable Laws and the policies of the NEO, the Purchaser is not a party to or bound or affected by any commitment, agreement or document which would prohibit or restrict the Purchaser from entering into and completing the Business Combination.

5.36	Reporting Issuer Status

The Purchaser is a “reporting issuer” in each of the Canadian Jurisdictions within the meaning of the Canadian Securities Laws, is in material compliance with its obligations as a reporting issuer, and no Securities Authority or other Governmental Authority has issued any order preventing the Business Combination or the trading of any securities of the Purchaser.

5.37	NEO Policies

The Purchaser is in material compliance with all policies and requirements of the NEO and has not carried on any business or activities except as permitted thereby.

5.38	Share Issuance

Subject to applicable Canadian Securities Laws and the rules and policies of the NEO, the Purchaser has the full and lawful right and authority to issue Purchaser Shares comprising the Consideration to the Company Shareholders, in connection with the Business Combination, and upon issuance such shares will be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser free and clear of all Encumbrances.

5.39	Public Disclosure Documents

The Purchaser is current in the filing of all public disclosure documents required to be filed by the Purchaser under applicable Canadian Securities Laws and NEO rules (including all Contracts required by Canadian Securities Laws to be filed by the Purchaser), there are no filings that have been made thereunder on a confidential basis and all of such filings comply with the requirements of all applicable Canadian Securities Laws except where such non-compliance has not and would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.40	No Misrepresentation

No portion of the Public Record contained a misrepresentation (as such term is defined in the Securities Act (British Columbia)), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading, as at its date of public dissemination or as at the date hereof.

5.41	NEO Listing

The Purchaser Shares are listed for trading on the NEO under the trading symbol “WNDR”.

5.42	No Acquisitions or Dispositions

Other than as set out in Section 5.42 of the Purchaser Disclosure Letter, neither the Purchaser nor any Purchaser subsidiary has approved, or entered into any agreement in respect of: (A) the purchase of any material property or assets or any interest therein, or the sale, transfer or other disposition of any Assets or any interest therein currently owned, directly or indirectly, by the Purchaser whether by asset sale, transfer of shares or otherwise outside the Purchaser Ordinary Course or that would reasonably be expected to have a Purchaser Material Adverse Effect; or (B) the change in control (by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Purchaser) of the Purchaser.

5.43	Purchaser Board Approval

The Purchaser Board, at a meeting duly called and held, has unanimously determined that the Business Combination is fair to the Purchaser Shareholders and is in the best interests of the Purchaser, has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement. The Purchaser Board has received a verbal opinion from Haywood Securities Inc., to the effect that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Company (the “Purchaser Fairness Opinion”).

5.44	Full Disclosure

(a)	To the knowledge of the Purchaser, there is no material fact known to the Purchaser that has had or could reasonably be expected to have a Purchaser Material Adverse Effect that has not been disclosed herein or in such other documents (including the Purchaser Disclosure Letter), certificates and statements furnished to the Company for use in connection with the transactions contemplated hereby.

(b)	To the knowledge of the Purchaser, all information provided by the Purchaser to the Company in relation to the Company’s due diligence requests is true and correct in all material respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to the Company.

Article 6

SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES

6.01	Survival of Covenants, Representations and Warranties

No investigation by or on behalf of any party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other parties. The representations and warranties of the parties contained in this Agreement will not survive the completion of the Business Combination and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 6.01 will not limit any covenant or agreement of any of the parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 7

COVENANTS

7.01	Access to the Company

The Company will forthwith make available to the Purchaser and its authorized representatives and, if requested by the Purchaser, provide a copy to the Purchaser of, all title documents, Contracts, Authorizations, financial statements, Constating Documents, minute books, share registers, plans, reports, licences, orders, permits, books of account, accounting records and all other documents, information or data relating to the Company and the Company Business. The Company will afford the Purchaser and its authorized representatives every reasonable opportunity to have access during normal business hours to the Company Business and the property, assets, undertaking, records and documents of the Company. At the request of the Purchaser, the Company will execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the Company Business and any property of the Company or to enable the Purchaser or its authorized representatives to obtain full access to all files and records relating to the Company and any of the assets of the Company maintained by Governmental Authorities. At the Purchaser’s request, the Company will co-operate with the Purchaser in arranging any such meetings as the Purchaser should reasonably request with:

(a)	officers and directors of the Company; and

(b)	auditors, solicitors or any other persons engaged or previously engaged to provide services to the Company who have knowledge of matters relating to the Company and the Company Business.

7.02	Access to Purchaser

The Purchaser will forthwith make available to the Company and its authorized representatives and, if requested by the Company, provide a copy to the Company of, all title documents, Contracts, financial statements, Constating Documents, minute books, share certificate books, share registers, plans, reports, licences, orders, permits, books of account, accounting records and all other documents, information or data relating to the Purchaser and the Purchaser Business. The Purchaser will afford the Company and its authorized representatives every reasonable opportunity to have access, during normal business hours, to the Purchaser Business and the property, assets, undertaking, records and documents of the Purchaser. At the request of the Company, the Purchaser will execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of its business and any property of the Purchaser or any of its subsidiaries or to enable the Company or its authorized representatives to obtain full access to all files and records relating to the Purchaser or any of its subsidiaries and any of the assets of the Purchaser or any of its subsidiaries maintained by Governmental Authorities. At the Company’s request, the Purchaser will co-operate with the Company in arranging any such meetings as the Company should reasonably request with:

(a)	officers and directors of the Purchaser; and

(b)	auditors, solicitors or any other persons engaged or previously engaged to provide services to the Purchaser who have knowledge of matters relating to the Purchaser and the Purchaser Business.

7.03	Confidentiality

(a)	Each party hereto agrees that it shall keep strictly confidential and shall not disclose, copy, reproduce or distribute, or cause or permit to be disclosed, copied, reproduced or distributed any information concerning another party hereto (the “Disclosing Party”), its business, operations, assets and liabilities, that was obtained from another party hereto (or such party’s Representatives) including pursuant to Sections 7.01 and 7.02 hereof, respectively (the “Confidential Information”) to anyone except (i) the receiving party’s (the “Recipient”) directors, officers, employees, affiliates and advisors (the “Representatives”) to whom disclosure is reasonably necessary for the purposes of or in connection with the transactions contemplated herein, and who have agreed to be bound by the terms of this Agreement, or (ii) as otherwise consented to in writing by Disclosing Party. Each Recipient shall use its best efforts to ensure that the Confidential Information remains strictly confidential and is not disclosed to or seen, used or obtained by any person or entity except in accordance with the terms of this Agreement.

(b)	Prior to the Effective Date, each Recipient and its Representatives shall not use or cause to be used any Confidential Information for any purpose other than in connection with evaluating, negotiating or advising in connection with the transactions contemplated herein, and at no time shall a Recipient or its Representatives otherwise use or cause to be used any Confidential Information for the benefit of itself or any other third party or in any manner adverse to, or to the detriment of, the Disclosing Party or its shareholders.

(c)	Each Recipient shall instruct its Representatives to whom it makes disclosure that the disclosure is made in confidence and shall be kept in confidence and used only in accordance with this Agreement. The Recipient is liable for any breach of the obligations under this Agreement committed by its Representatives.

(d)	Notwithstanding the foregoing,

(i)	the obligations of the Recipient under this Section 7.03 shall not apply to any information that (A) is publicly available or becomes publicly available through no action or fault of the Recipient, (B) was already in the Recipient’s possession or known to Recipient prior to being disclosed or provided to the Recipient by or on behalf of the Disclosing Party, provided that the source of such information or material was not bound by a contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect thereto, (C) is obtained by the Recipient from a third party, provided, that, such third party has the lawful right to disclose the Confidential Information, or (D) is independently developed by the Recipient without reference to the Confidential Information; and

(ii)	a Recipient may disclose Confidential Information if and to the extent legally required or compelled to do so by applicable law or in any governmental, administrative or judicial process (the “Compelled Disclosure”). The Recipient shall provide the Disclosing Party with prompt written notice of any request or requirement for Compelled Disclosure and shall co-operate with the Disclosing Party as the latter may reasonably and lawfully request with respect to the form, timing and nature of any Compelled Disclosure or seeking a protective order or other appropriate remedy. The Recipient may disclose only such Confidential Information as is specifically required or compelled to be disclosed and shall continue to use his or its best efforts to preserve the confidentiality of the Confidential Information.

(e)	Upon the termination or rescission of this Agreement, each Recipient will promptly, if requested to do so by the Disclosing Party, return to the Disclosing Party or destroy all Confidential Information (including notes, writings and other material developed therefrom by Recipient) and all copies thereof and retain none for its files. The requirements of confidentiality set forth herein shall survive the return or destruction of such Confidential Information.

(f)	Each Recipient hereby agrees that its failure or threat of failure to perform any obligation or duty which it has agreed to perform under this Agreement may cause irreparable harm to the Disclosing Party, which harm cannot be adequately compensated for by monetary damages. It is further agreed by each Recipient that an order of specific performance, injunctive relief or other equitable relief (or any combination thereof) against the Recipient in the event of a breach or default, or the threat of a breach or default, under the terms of this Agreement would be equitable and would not work a hardship on the Recipient and accordingly, in such event the Disclosing Party, without any bond or other security being required and in addition to whatever other remedies are or might be available at law or in equity, shall have the right to commence an action against the Recipient either to compel specific performance by, or to obtain injunctive relief or other equitable relief (or any combination thereof) against, the Recipient, with respect to any such event.

(g)	Each Recipient acknowledges that the Recipient is aware, and shall advise his or its Representatives, that Canadian Securities Laws prohibit any person who has received material non-public information from an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person.

7.04	Filings

(a)	The Purchaser and the Company shall prepare and file, or cause to be filed, any filings required under any applicable Laws, or the rules and policies of the NEO or other Governmental Authorities relating to the Business Combination and the Amalgamation, and shall provide on a timely basis such information to each other as is necessary to complete such filings.

(b)	The Purchaser covenants and agrees to take, in a timely manner, all commercially reasonable actions and steps necessary in order that effective as at the Effective Date the Purchaser Shares issuable pursuant to the Business Combination be listed and posted for trading on the NEO.

7.05	Conduct of the Company Prior to Closing

Without in any way limiting any other obligations of the Company hereunder, during the period from the date hereof until the earlier of the Effective Date or the date this Agreement is terminated in accordance with its terms, the Company will use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, (ii) to comply with all provisions of this Agreement, and (iii) to cooperate with the Purchaser in connection with the foregoing, including, without limitation, the following actions:

(a)	Conduct Business in the Ordinary Course. Other than as contemplated in this Agreement (including to effect the Pre-Closing Reorganization), the Company will:

(i)	conduct the Company Business and its operations and affairs only in the Company Ordinary Course, and the Company will not, without the prior written consent of the Purchaser, take any action or enter into any transaction that would constitute a breach of any representation, warranty, covenant or other obligation of the Company contained herein, or which may interfere with or be inconsistent with the successful completion of the transactions contemplated herein;

(ii)	comply with the terms of all Company Material Contracts and the Company will use commercially reasonable efforts to maintain and preserve intact its business organization, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)	Material Adverse Effects. The Company shall immediately notify the Purchaser of any Company Material Adverse Effect;

(c)	Company Financial Statements. The Company covenants and agrees to forthwith complete the preparation of financial statements as may be required by the NEO and Canadian Securities Laws, which may include applicable annual financial statements and if, and as required, interim financial statements for such periods as may be required by regulatory authorities, all as audited or reviewed by the auditors of the Company as required by, and in accordance with, Canadian Securities Laws and the NEO Listing Manual.

(d)	Corporate Action. The Company will use its commercially reasonable efforts to take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby and complete the Business Combination and the transactions contemplated hereby, and to cause all necessary meetings of directors and Company Shareholders to be held for such purpose. In particular, the Company will use its commercially reasonable efforts to obtain the approval of the Company Shareholders for the Amalgamation, pursuant to the Amalgamation Resolution, in accordance with the CBCA on or before May 27, 2022, subject to the Purchaser complying with its obligations under Section 3.06. The Company will not, in connection with the Amalgamation Resolution, mail or otherwise transmit any information circular or form of proxy or other solicitation material to any person in the United States except to the Company Shareholders resident in the United States as at the record date of the meeting of the Company Shareholders where the approval of the Amalgamation Resolution may be sought;

(e)	Regulatory Consents. The Company will use its commercially reasonable efforts to obtain, prior to the completion of the Business Combination, from all appropriate Governmental Authorities, all Authorizations required as a condition of the lawful consummation of the Business Combination, including approval under any existing Authorizations, and including the provision of reasonable assistance to the Purchaser to obtain the approval of the NEO, and will effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities in connection with the same;

(f)	Contractual Consents. The Company will give all notices and use its commercially reasonable efforts to obtain all waivers, consents and approvals required under any Contract to which the Company is a party or by which it is bound to consummate the transactions contemplated in this Agreement;

(g)	Insurance. The Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(h)	Retention of Employees. The Company will use reasonable commercial efforts to retain the services of its existing employees and consultants until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants;

(i)	Authorizations. The Company will not make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Authorizations or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any Authorization necessary to conduct its businesses as now being conducted;

(j)	Taxes. The Company will (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and the Company will not (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other proceeding relating to Taxes, (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(k)	Legal Proceedings.

(i)	The Company will not settle or compromise any action, claim or other legal proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”); or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Business Combination;

(ii)	The Company will not commence any Litigation (other than as contemplated in Section 4.28 of the Company Disclosure Letter or Litigation in connection with the collection of accounts receivable);

(l)	Restrictive Covenants. Other than to effect the Pre-Closing Reorganization, the Company shall not, directly or indirectly (other than with the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed):

(i)	amend its Constating Documents;

(ii)	issue, sell, pledge, hypothecate, lease, dispose of or encumber any of its shares or other securities, or any right, option or warrant with respect thereto, except for the exercise of convertible securities (including the Company Options, the SAFE Notes and Purchaser Note) issued and outstanding at the date of this Agreement;

(iii)	split, combine or reclassify any of its securities or declare, pay or make any dividend or other distribution on its shares, or distribute any of its properties or Assets to any person;

(iv)	amend the terms of any securities of the Company;

(v)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company;

(vi)	reorganize, amalgamate or merge with any other person;

(vii)	enter into or amend any employment contracts with any director, officer or key employee, create or amend any Employee Plan, make any increases in the base compensation, bonuses, paid vacation time allowed or benefits for its directors, officers, employees or consultants;

(viii)	hire or dismiss any employees whose total annual compensation exceeds $200,000 in the aggregate;

(ix)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(x)	terminate the employment or consulting arrangement of any senior management employees, except for cause;

(xi)	increase any benefits payable under its current severance or termination pay policies;

(xii)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Company Option Plan, except in accordance with its terms as contemplated herein;

(xiii)	enter into any Contract which would be a Company Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Company Material Contract outside of the Company Ordinary Course;

(xiv)	acquire or agree to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or assets or otherwise) any person, partnership, joint venture or other business organization or division or acquire or agree to acquire any material assets outside of the Company Ordinary Course;

(xv)	create any stock option or bonus plan, pay any bonuses, deferred or otherwise, or defer any compensation to any of its directors, officers or employees;

(xvi)	make any material change in accounting procedures or practices;

(xvii)	mortgage, pledge or hypothecate any of its Assets, or subject them to any Encumbrance other than to incur indebtedness for borrowed money in an amount not to exceed $1,000,000;

(xviii)	enter into any Contract or arrangement granting any rights to purchase or lease any of its Assets or requiring the consent of any person to the transfer, assignment or lease of any of its Assets outside of the Company Ordinary Course;

(xix)	sell, lease, sublease, assign or transfer (by tender offer, exchange offer, merger, amalgamation, sale of shares or assets or otherwise) any of its Assets;

(xx)	cancel, waive or compromise any debts or claims, including accounts payable to and receivable from affiliates;

(xxi)	enter into any other material transaction or any amendment of any Contract or Authorization which is material to its business;

(xxii)	settle any outstanding claims, dispute, litigation matter, or Tax dispute;

(xxiii)	transfer any assets to any of its shareholders or any of their subsidiaries or affiliates or assume any indebtedness or Liability from a shareholder or any of their subsidiaries or affiliates or enter into any other related party transactions;

(xxiv)	enter into any material Contract regarding its business operations, including any joint venture, partnership or other arrangement;

(xxv)	fail to pay or satisfy when due any Liability where the failure to do so would have a Company Material Adverse Effect;

(xxvi)	undertake any management override of existing controls or processes established by the CFO, CCO (or equivalent Compliance leader), and CTO of the Company for the operation of the Company Business in normal course related to IT controls, financial accounting and reporting, review of trading activity on the Platform and regulatory compliance; or

(xxvii)	enter into any agreement or understanding to do any of the foregoing.

(m)	SAFE Notes Elections. The Company will use its commercially reasonable efforts to obtain, prior to the date of the Company Meeting elections, contingent upon completion of the Business Combination, from all of the holders of the SAFE Notes to exchange their SAFE Notes for Company Shares in accordance with their terms or on such other terms acceptable to the Purchaser in its sole discretion;

(n)	Access Keys and Approvals. The Company shall cause that all access keys and controls to all bank and crypto accounts of the Company shall have at least two authorized approvers of the Company, one of whom must be a Company executive officer, and two (2) approvals must be required for all transactions of the Company having an economic value in excess of $50,000; and

(o)	Purchaser Stock Options. The Company shall cooperate with the Purchaser and use its commercially reasonable efforts to cause those employees of the Company, selected by the Purchaser, whose Company Options will be terminated unexercised on closing of the transactions contemplated herein, to enter into new stock option agreements with the Purchaser, effective the Effective Date, on terms acceptable to the Purchaser, acting reasonably.

7.06	Conduct of the Purchaser Prior to Closing

Without in any way limiting any other obligations of the Purchaser hereunder, during the period from the date hereof until the earlier of the Effective Date or the date this Agreement is terminated in accordance with its terms, the Purchaser will use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, (ii) to comply with all provisions of this Agreement, and (iii) to cooperate with the Company in connection with the foregoing, including, without limitation, the following actions:

(a)	Conduct Business in the Ordinary Course. The Purchaser will conduct the Purchaser Business and its operations and affairs only in the Purchaser Ordinary Course, and the Purchaser will not, without the prior written consent of the Company, take any action or enter into any transaction that would constitute a breach of any representation, warranty, covenant or other obligation of the Purchaser contained herein, or which may interfere with or be inconsistent with the successful completion of the transactions contemplated herein;

(b)	Material Adverse Effects. The Purchaser shall notify the Company of any Purchaser Material Adverse Effect;

(c)	Corporate Action. The Purchaser will use its commercially reasonable efforts to take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby and to complete the Business Combination and to cause all necessary meetings of directors and shareholders of the Purchaser and Subco to be held for such purpose;

(d)	Purchaser Restrictive Covenants. The Purchaser shall not, directly or indirectly (other than with the prior written consent of the Company, such consent not to be unreasonably withheld or delayed):

(i)	amend its Constating Documents;

(ii)	split, combine or reclassify any of its securities or declare, pay or make any dividend or other distribution on its shares, or distribute any of its properties or Assets to any person;

(iii)	enter into any agreement which contemplates a transaction (or series of transactions) which, when consummated, would result in a Change of Control of the Purchaser;

(iv)	amend the terms of any securities of the Purchaser; or

(v)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company;

(e)	NEO Approval. The Purchaser will use its commercially reasonable efforts to obtain the necessary approvals of the NEO, as may be required pursuant to the NEO Listing Manual;

(f)	Subco Restrictive Covenant. Subco shall not, directly or indirectly, enter into any Contract whatsoever or issue any of its common shares following the date of this Agreement, except in accordance with the provisions of this Agreement; and

(g)	Contractual Consents. The Purchaser will give any notices and use its commercially reasonable efforts to obtain any consents and approvals required under any Contract to which the Purchaser is a party or by which it is bound to consummate the transactions contemplated hereby.

7.07	Acquisition Proposals

(a)	The Company shall, and shall cause its Representatives, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any of its Representatives), if any, with any third parties (other than the Purchaser), initiated before the date hereof with respect to any Person that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the date hereof until termination of this Agreement pursuant to the terms hereof, immediately discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to any Person (other than the Purchaser or its Representatives); (iii) pursuant to and in accordance with each applicable confidentiality agreement relating to an Acquisition Proposal, promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with the Company or any of its subsidiaries and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which the Company or any of its subsidiaries is a party, including any "standstill provisions" thereunder; except, in respect of (ii) and (iii) above. The Company undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants or agreements that it has entered into with third parties prior to the date hereof.

(b)	Except to the extent the Purchaser in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with its terms, the Company shall not and shall cause its Representatives to not, directly or indirectly through any other person:

(i)	make, initiate, solicit, knowingly encourage or otherwise facilitate (including by way of furnishing or affording access to information or any site visit), any inquiries or the making of any proposal or offer that constitutes, in one transaction or a series of transactions, an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(ii)	participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal;

(iii)	withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to the Purchaser, the Company Board Recommendation (or any related recommendation by any committee of the Company Board);

(iv)	make any public announcement or take any other action inconsistent with the Company Board Recommendation;

(v)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of this Section 7.07); or

(vi)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal;

except that notwithstanding any other provisions of Section 7.07(a) or this Section 7.07(b), the Company and its Representatives may:

(vii)	at any time prior to obtaining the approval of the Company Shareholders of the Amalgamation Resolution, enter into, or participate in, any discussions or negotiations with an arm’s length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by the Company or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement with terms at least as restrictive to such counterparty as the confidentiality provisions contained in Sections 7.03 (on the condition that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Purchaser), may furnish to such third party information concerning the Company and its business, affairs, properties and assets (on the condition that such third party is not furnished (with greater access or information than the Purchaser), in each case if and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.07, and in respect of which the Company Board, determines in good faith, after consultation with its external legal and independent financial advisors, constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(B)	prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Company promptly provides written notice to the Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Purchaser the confidentiality agreement entered into with such Person or entity in accordance with this Section 7.07(b)(vii) and the information required to be provided under Sections 7.07(c) and 7.07(c); and

(C)	the Company has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.07;

(viii)	comply with National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its shareholders; and

(ix)	at any time prior to obtaining the approval of the Company Shareholders of the Amalgamation Resolution, fail to recommend, withdraw, amend, modify or qualify (or propose publicly to withdraw, amend, modify or qualify) the Company Board Recommendation (or any recommendation by any committee of the Company Board) and recommend, endorse or propose publicly to recommend or endorse such Superior Proposal, but only if prior to such withdrawal and the taking of such other action:

(A)	the Company shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.07(c) and after receiving the advice of its financial advisors and external legal counsel, as reflected in minutes of the Company Board, that such Superior Proposal is in the best interests of the Company and the taking of such action is necessary for the Company Board to act in a manner consistent with its fiduciary duties under applicable Laws; and

(B)	the Company complies with its obligations set out in 7.07(c);

(c)	The Company will promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request. The Company will keep the Purchaser promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request.

(d)	Following receipt of a Superior Proposal, the Company shall give the Purchaser, orally and in writing, at least five Business Days advance notice of any decision by the Company Board to recommend a Superior Proposal, which notice shall:

(i)	confirm that the Company Board has determined that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	identify the third party making the Superior Proposal;

(iii)	if the Company is proposing to enter into an agreement to implement such Superior Proposal, confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any financing or due diligence condition; and

(iv)	if the Company is proposing to enter into an agreement to implement such Superior Proposal, confirm that a definitive agreement to implement such Superior Proposal has been settled between the Company and such third party in all material respects (including in respect of the value and financial terms and the value ascribed to any non-cash consideration offered under such Acquisition Proposal), and the Company will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Company in connection therewith, and will thereafter promptly provide any amendments thereto, to the Purchaser;

During the five Business Day period commencing on the delivery of such notice (such period, the “Matching Period”), the Company agrees not to recommend such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Company Board Recommendation. If such notice has been given prior to the date of the Company Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of the Matching Period. During the Matching Period, the Purchaser shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Business Combination in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Company Board shall review any offer made by the Purchaser to amend this Agreement and the Business Combination in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Business Combination as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal: (i) the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (ii) the Company Board shall not recommend such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Company Board Recommendation. The Company acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Company Shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this Section 7.07(d) to initiate a new Matching Period.

(e)	The Company Board shall promptly and in any event within 24 hours after the determination in clause (i) or (ii) below, reaffirm the Company Board Recommendation, by news release after any Acquisition Proposal is publicly announced or made if: (i) the Company Board determines that such Acquisition Proposal does not constitute a Superior Proposal in accordance with this Section 7.07; or (ii) the Company Board determines that an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Company shall provide the Purchaser and its external legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Purchaser and its legal counsel.

(f)	The Company shall ensure that its Representatives are aware of the provisions of this Section 7.07, and the Company shall be responsible for any breach of this Section 7.07 by any of its Representatives.

7.08	Termination Fee and Transaction Expenses.

(a)	“Termination Fee Event” means:

(i)	this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 9.01(b)(i) [Occurrence of Outside Date] or 9.01(b)(ii) [Failure to Obtain Company Shareholder Approval]

and both:

(A)	prior to such termination, an Acquisition Proposal shall have been made to the Company, or publicly announced, or an intention to make an Acquisition Proposal shall have been publicly announced, after the date hereof and prior to the Company Meeting (the “Alternate Transaction”) by any person (other than by the Purchaser or any of its Affiliates or any person acting jointly or in concert with the Purchaser or any of its Affiliates) and shall not have been withdrawn at least five Business Days prior to the Company Meeting; and

(B)	the Company shall have either (x) completed the Alternate Transaction within 12 months after this Agreement is terminated or (y) entered into a binding agreement in respect of any Acquisition Proposal prior to or within 12 months after this Agreement is terminated, which Acquisition Proposal is subsequently completed (whether before or after the expiry of such 12- month period);

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 9.01(c)(i) [Company Change of Recommendation];

(iii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 9.01(c)(ii) [Breach of Acquisition Proposal Provisions] and the Company shall have (x) completed any Acquisition Proposal within twelve months after this Agreement is terminated or (y) entered into a binding agreement in respect of any Acquisition Proposal or the Company Board shall have recommended any Acquisition Proposal, in each case, within twelve months after this Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve month period); or

(iv)	this Agreement shall have been terminated by the Company pursuant to Section 9.01(d)(i) [Superior Proposal].

(b)	If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of $5,000,000 (the “Termination Fee”) shall be paid by wire transfer in immediately available funds as follows:

(i)	by the Company to an account specified by the Purchaser:

(A)	in the case of a Termination Fee Event referred to in Section 7.08(a)(i) or 7.08(a)(iii), on or prior to completion of the applicable Acquisition Proposal;

(B)	in the case of a Termination Fee Event referred to in Section 7.08(a)(ii), within one Business Day following termination of this Agreement; or

(C)	in the case of a Termination Fee Event referred to in Section 7.08(a)(iv), prior to or concurrent with the earlier of the events referred to in that clause.

(c)	Each Party acknowledges that all of the payment amounts set out in this Section 7.08 are payments in consideration for the disposition of the Purchaser’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Nothing contained in this Section 7.08, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement.

(d)	Despite any other provision in this Agreement relating to the payment of fees and expenses, if an Expense Fee Event or Termination Fee Event occurs, the Party giving rise to the Expense Fee Event or Termination Fee Event shall pay the Transaction Expenses or Termination Fee to the other Party, in each case in accordance with the terms of this Section 7.08(d).

(e)	For purposes of this Agreement, (i) “Transaction Expenses” means all out-of-pocket fees and expenses incurred by a Party in connection with this Agreement, including all costs, expenses and fees of the Party incurred prior to or after the Effective Date in connection with, or incidental to, this Agreement, and including all fairness opinion fees, legal fees, advisor and accounting fees to a maximum of $1,000,000; and (ii) “Expense Fee Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Sections 9.01(c)(iv) and 9.01(c)(v); or

(ii)            by the Company pursuant to Sections 9.01(d)(ii) and 9.01(d)(iii).

(f)	The Transaction Expenses shall be paid by wire transfer of immediately available funds within five Business Days of receipt of an invoice therefor, as follows:

(i)	by the Company if an Expense Fee Event occurs due to a termination of this Agreement described in Section 7.08(e)(i); or

(ii)	by the Purchaser if an Expense Fee Event occurs due to a termination of this Agreement described in Section 7.08(e)(ii).

Any invoice shall include a summary of all Transaction Expenses and all such other documentation reasonably requested by the Party who is responsible for making payment of the Transaction Expenses.

(g)	In the event a Party has paid the other Party any Transaction Expenses, and a Termination Fee Event occurs pursuant to which the Termination Fee is or becomes payable, any amounts paid as Transaction Expenses shall be deducted from the Termination Fee otherwise payable.

7.09	Insurance and Indemnification

(a)	Prior to the Effective Time, notwithstanding any other provision hereof, the Company will purchase prepaid run-off directors’ and officers’ liability insurance on terms substantially similar to the directors’ and officers’ liability policies currently maintained by the Company, but providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occurred on or prior to the Effective Date. The Purchaser will, or will cause the Company to, maintain in effect for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date.

(b)	The Purchaser shall, following the Effective Date, honour and cause the Company to honour all rights to indemnification or exculpation in favour of present and former officers and directors of the Company as provided in the constating documents of the Company in effect as of the date of this Agreement or any Contract by which the Company is bound and which is in effect as of the date hereof (including provisions relating to the advancement of expenses incurred in the defense of any action or suit), copies of which have been delivered to the Purchaser, will survive the completion of the Business Combination and continue in full force and effect and without modification for a period of not less than six (6) years from the Effective Time, with respect to actions or omissions of the current and former directors and officers of the Company occurring prior to the Effective Time.

(c)	If the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall take commercially reasonable efforts to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company) assumes all of the obligations set forth in this Section 7.09.

(d)	The Purchaser shall act as agent and trustee of the benefits of the foregoing for the current and former directors and officers of the Company for the purpose of Section 7.09(a). This Section 7.09(d) shall survive the execution and delivery of this Agreement and the completion of the Business Combination.

7.10	Purchaser Board Nominees

Following the Effective Time, the Purchaser shall, subject only to NEO approval, include as nominees for the election to the Purchaser Board at the Purchaser’s next annual meeting of shareholders (i) Andrei Poliakov, and (ii) a nominee of the Company to the Purchaser Board, provided that such nominee is appropriately qualified to sit as an independent member of the Purchaser Board, and is acceptable to the Purchaser and NEO. To the extent Andrei Poliakov is not elected to the Purchaser Board at such annual meeting of shareholders, the Purchaser Board shall appoint Andrei Poliakov to the Purchaser Board in accordance with the BCBCA. This Section 7.10 shall survive the execution and delivery of this Agreement and the completion of the Business Combination.

7.11	Incorporation of Subco

Within two (2) Business Days following the date of this Agreement, the Purchaser shall cause Subco to be incorporated and the Purchaser shall, and shall cause Subco, to enter into such other documentation as may be reasonably requested by the Company to more fully bind Subco to its obligations hereunder.

Article 8

CONDITIONS OF CLOSING

8.01	Mutual Conditions

The consummation of the Business Combination is subject to the following terms and conditions for the mutual benefit of the Purchaser and the Company, to be fulfilled or performed at or prior to the Effective Time:

(a)	Amalgamation Resolution. The Amalgamation Resolution shall have been approved by the Company Shareholders at the Company Meeting in accordance with applicable Laws;

(b)	Applicable Laws. No Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Business Combination illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Business Combination;

(c)	NEO Approval. The listing of the Purchaser Shares comprising the Consideration shall have received conditional approval from the NEO;

(d)	Employment Agreements. At Closing, the Company shall have entered into new and/or amended employment agreements with each of the Principals, in form and content acceptable to the Purchaser and the Company, each acting reasonably;

(e)	OSC Approval. The OSC Approval will have been obtained or received on terms satisfactory to the Purchaser and the Company, each acting reasonably, and the OSC Approval shall be in force; and

(f)	No Action or Proceeding. Other than as contemplated in Section 4.28 of the Company Disclosure Letter, no bona fide legal or regulatory action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the Business Combination or any other of the transactions contemplated hereby, or the right of the Purchaser, or the Company, to conduct, expand, and develop their business or cause any component of the Business Combination or any transaction related to the Business Combination to be rescinded following consummation.

If any of the conditions contained in this Section 8.01 have not been performed or fulfilled at or prior to the Effective Time to the satisfaction of the Purchaser and the Company, each acting reasonably, either the Purchaser or the Company may, by notice to the other, terminate this Agreement and the obligations of the Company and the Purchaser under this Agreement. Any such condition may be waived in whole or in part by the Purchaser or the Company without prejudice to any claims it may have for breach of covenant, representation or warranty or otherwise.

8.02	Conditions in Favour of the Purchaser

The consummation of the Business Combination is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Effective Time:

(a)	Constating Documents and Certificate of Corporate Existence. The Purchaser shall have received from the Company: (i) a copy of the Constating Documents of the Company, the resolutions of the Company Board and Company Shareholders authorizing the Business Combination and the entrance into of this Agreement and a certificate of incumbency of the Company, certified by a duly authorized officer of the Company, to be true and complete as of the Effective Date; (ii) a certificate or the equivalent, dated not more than three days prior to the Effective Date, of the jurisdiction of incorporation of the Company as to the corporate good standing thereof and (iii) a certificate of the Company, certified by a duly authorized officer of the Company, as the case may be, to be true and complete list of all of the issued and outstanding securities of the Company as at the Effective Time.

(b)	Representations and Warranties. The representations and warranties of the Company contained in this Agreement will be true and correct at the Effective Time, with the same force and effect as if such representations and warranties were made at and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions specifically permitted or contemplated by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect or prevent or delay the completion of the Business Combination or other transactions contemplated herein), and certificates of the Chief Executive Officer of the Company dated the Effective Date will have been delivered to the Purchaser confirming the foregoing.

(c)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Company at or before the Effective Time will have been complied with or performed in all material respects and a certificate of the Chief Executive Officer of the Company dated the Effective Date will have been delivered to the Purchaser confirming the foregoing.

(d)	Issued and Outstanding Company Shares. (i) The total number of Company Shares issued and outstanding shall not exceed 24,441,008; (ii) all Company Options shall have either been exercised or shall have terminated and expired as provided for in section 16 of the Company Option Plan or as otherwise agreed to by the Purchaser, acting reasonably, and the Company shall have complied with its notice obligations to its optionees thereunder in respect of same; and (iii) the Purchaser shall have received evidence, in form and substance satisfactory to the Purchaser, acting reasonably, that all investors party to the SAFE Notes shall have elected to receive Company Shares or cash upon the happening of the “Liquidity Event” (as defined therein) triggered by the closing of the transactions contemplated herein.

(e)	Authorizations. All Authorizations, including the CSA Order, shall be in effect and in good standing on completion of the Business Combination.

(f)	No Company Material Adverse Effect. There will have been no Company Material Adverse Effect since the date hereof and a certificate of the Chief Executive Officer and the President of the Company dated the Effective Date to that effect will have been delivered to the Purchaser.

(g)	Dissent Rights. Dissent Rights will not have been exercised in respect of a total number of Company Shares which would, if such shares were converted into Purchaser Shares pursuant to the Business Combination, exceed 10% of the Purchaser Shares outstanding upon completion of the Business Combination.

(h)	Purchaser Stock Options. Those employees of the Company, selected by the Purchaser, whose Company Options will be terminated unexercised on closing of the transactions contemplated herein shall have entered into new stock option agreements with the Purchaser on terms acceptable to the Purchaser, acting reasonably.

If any of the conditions contained in this Section 8.02 have not been performed or fulfilled at or prior to the Effective Time to the satisfaction of the Purchaser, acting reasonably, the Purchaser may, by notice to the Company, terminate this Agreement and the obligations of the Company and the Purchaser under this Agreement. Any such condition may be waived in whole or in part by the Purchaser without prejudice to any claims it may have for breach of covenant, representation or warranty or otherwise.

8.03	Conditions in Favour of the Company

The consummation of the Business Combination is subject to the following terms and conditions for the exclusive benefit of the Company, to be fulfilled or performed at or prior to the Effective Time:

(a)	Constating Documents, Certificate of Corporate Existence of the Purchaser and Subco. The Company shall have received: (i) a copy of the Constating Documents of the Purchaser and Subco, the resolutions of the Purchaser Board approving the Business Combination and the entrance into of this Agreement, and a certificate of incumbency of the Purchaser and Subco, certified by a duly authorized officer of the Purchaser and Subco, to be true and complete as of the Effective Date; and (ii) a certificate or the equivalent, dated not more than three days prior to the Effective Date, of the jurisdiction of incorporation of the Purchaser as to the corporate good standing thereof.

(b)	Required Approvals. Each of the Purchaser and Subco shall have obtained the approval of its board of directors and shareholders, as applicable, for this Agreement and the transactions contemplated hereby.

(c)	Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement will be true and correct at the Effective Time, with the same force and effect as if such representations and warranties were made at and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions specifically permitted or contemplated by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not reasonably be expected to result in a Purchaser Material Adverse Effect or prevent or delay the completion of the Business Combination or other transactions contemplated herein), and a certificate of the Chief Executive Officer of the Purchaser dated the Effective Date will have been delivered to the Company confirming the foregoing.

(d)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Effective Time will have been complied with or performed in all material respects, and a certificate of the Chief Executive Officer of Purchaser dated the Effective Date will have been delivered to the Company confirming the foregoing.

(e)	Observer Rights Agreement. The Purchaser shall have entered into an observer rights agreement with each of Evan Kuhn and Andrei Poliakov, in form and content satisfactory to the Company, acting reasonably, pursuant to which: (i) Evan Kuhn shall have the right, for so long as he owns, directly or indirectly, not less than 90% of his pro rata Consideration and, (ii) to the extent Andrei Poliakov ceases to be elected at any annual meeting of shareholders of the Purchaser and continues to own directly or indirectly, not less than 90% of his pro rata Consideration, to attend and observe all Purchaser Board meetings in a non- voting, observer capacity in accordance with the terms and conditions as set out therein.

(f)	No Purchaser Material Adverse Effect. There will have been no Purchaser Material Adverse Effect since the date hereof and a certificate of the Chief Executive Officer and the President of the Purchaser dated the Effective Date to that effect will have been delivered to the Company.

(g)	Pre-Closing Reorganization. Prior to the Effective Date, the Company will complete the Pre-Closing Reorganization.

If any of the conditions in this Section 8.03 have not been performed or fulfilled at or prior to the Effective Time to the satisfaction of the Company, acting reasonably, the Company may, by notice to the Purchaser, terminate this Agreement and the obligations of the Company and the Purchaser under this Agreement. Any such condition may be waived in whole or in part by the Company without prejudice to any claims it may have for breach of covenant, representation or warranty or otherwise.

8.04	Filing Articles

The Company, the Purchaser and Subco will jointly file with the Director, Articles of Amalgamation and such other documents as may be required to complete the Business Combination as soon as practical and in any event within one Business Day after all conditions set out in Sections 8.01, 8.02 and 8.03 have been satisfied or waived.

8.05	Further Assurances

Each party to this Agreement covenants and agrees that, from time to time prior to and subsequent to the Business Combination, it will execute and deliver all such documents, including all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as the other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

Article 9

TERMINATION

9.01	Termination

(a)	Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)	Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time:

(i)	if the Effective Time does not occur on or before the September1, 2022 (the “Outside Date”), except that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	if the Company Meeting is held and the Amalgamation Resolution is not approved by the Company Shareholders in accordance with applicable Laws, provided that a Party may not terminate this Agreement pursuant to this Section 9.01(b)(ii) if the failure to approve the Amalgamation Resolution has been caused by, or is a result of, a breach by such Party of any of its covenants or agreements under this Agreement; or

(iii)	if any Law makes the completion of the Amalgamation or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

(c)	Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i)	either (A) the Company Board fails to publicly make a recommendation that the Company Shareholders vote in favour of the Amalgamation Resolution as contemplated herein or the Company or the Company Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser its approval or recommendation of the Business Combination (it being understood that publicly taking no position or a neutral position by the Company and/or the Company Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), (B) the Company Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Acquisition Proposal, (C) the Purchaser requests that the Company Board reaffirm its recommendation that the Company Shareholders vote in favour of the Amalgamation Resolution and the Company Board shall not have done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Company Meeting;

(ii)	the Company breaches Section 7.07 [Acquisition Proposals];

(iii)	if the Company breaches Section 3.06(a)(i);

(iv)	subject to compliance with Section 9.01(e), the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied; or

(v)	a Company Material Adverse Effect has occurred that is incapable of being cured on or before the Outside Date.

(d)	Termination by the Company. This Agreement may be terminated by the Company:

(i)	at any time prior to the Company Meeting, if the Company Board approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Company Meeting, subject to the Company complying with the terms of Section 7.07 [Acquisition Proposals] and Section 7.08 [Termination Fee and Transaction Expenses]; or

(ii)	at any time prior to the Effective Time, subject to compliance with Section 9.01(e), if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied; or

(iii)	at any time prior to the Effective Time, a Purchaser Material Adverse Effect has occurred that is incapable of being cured on or before the outside date.

(e)	Notice and Cure Provisions. If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 8 hereof or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 8 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 10 Business Days from such notice. If such notice has been given prior to the date of the Company Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

9.02	Effect of Termination

If this Agreement is terminated in accordance with Section 9.01:

(a)	this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Parties hereunder except with respect to (i) Section 7.03, Section 7.07, Section 7.08, Section 7.09, Section 7.10 and Section 10.02, which will survive such termination, and (ii) a breach arising from the fraud or wilful misconduct of any Party; and

(b)	neither the Purchaser nor the Company will have any further liability to the other Party except as expressly contemplated hereby, provided that the termination of this Agreement (i) will not relieve either the Purchaser or the Company from any liability for breach by it of this Agreement prior to such termination or (ii) preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of this Agreement or otherwise to obtain specific performance of any provision of this Agreement.

9.03	Waivers and Extensions

At any time prior to the earlier of the Effective Time or the termination of this Agreement in accordance with the provisions thereof, each of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of another Party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party to be bound thereby.

Article 10

MISCELLANEOUS

10.01	Further Assurances

Each of the Parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as the another Party hereto may, either before or after the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

10.02	Transaction Costs

(a)	Other than as set out in Section 7.08 and 10.02(b), each Party hereto will pay its respective costs and expenses (including but not limited to its legal and accounting costs) incurred in connection with the preparation, execution, delivery and performance of this Agreement and all documents and instruments executed pursuant to this Agreement and all transactions contemplated by this Agreement, and any other costs and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

(b)	Notwithstanding Section 10.02(a), the Purchaser shall be responsible for pay all filing and listing fees payable to the NEO and the Canadian securities regulatory authorities, as applicable, in connection with the Business Combination and matters ancillary thereto, including for greater certainty the listing of the Purchaser Shares on the NEO.

10.03	Time of the Essence

Time is of the essence of this Agreement.

10.04	Public Announcements

The parties hereto shall not make any public announcement or press release concerning this Agreement or the matters contemplated herein, their discussions or any other memoranda, letters or agreements between the parties relating to the matters contemplated herein without the prior consent of each other, which consent shall not be unreasonably withheld, conditioned, or delayed, provided that no Party shall be prevented from making any disclosure which is required to be made by Law or any rules of the NEO or similar organization by which it is bound.

10.05	Third Party Beneficiaries

(a)	Except as set forth in Section 10.05(b) below, the Parties do not confer any legal, equitable or other rights or remedies of any nature whatsoever under or by reason of this Agreement upon any Person other than the Parties to this Agreement and their respective successors and permitted assigns.

(b)	The Parties hereby designate the Company Shareholders as third-party beneficiaries of Section 3.03 of this Agreement.

10.06	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors, heirs, executors, legal representatives, and permitted assigns, as applicable, of the parties hereto.

10.07	Entire Agreement

This Agreement, together with the Company Voting Agreements, and the non-disclosure agreement between the Company and the Purchaser dated December 6, 2021, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

10.08	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific provision waived.

10.09	Assignment

This Agreement may not be assigned by a Party hereto without the written consent of the other parties hereto, such consent not to be unreasonably withheld, conditioned, or delayed.

10.10	Notices

Any demand, notice or communication to be made or given under or pursuant to this Agreement is to be in writing, except as otherwise expressly permitted or required under this Agreement, and may be made or given by personal delivery, by registered mail or by transmittal by electronic mail addressed to the respective parties as follows:

(a)	If to the Purchaser or Subco, then to the following address:

WonderFi Technologies Inc.
Suite 250 – 780 Beatty Street
Vancouver, BC V6B 2M1

Attention:	Ben Samaroo
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
885 W Georgia St #2200
Vancouver, BC, V6C 3E8

Attention:	Jeff Durno
Email:	[Redacted]

(b)	If to the Company, then to the following address:

Coinberry Limited
100 Designer Walk Lane
Toronto, ON M5R 1K6

Attention:	Andrei Poliakov
Email:	[Redacted]

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP
Suite 6000 – 1 First Canadian Place
P.O. Box 367, 100 King St. W.
Toronto, ON M5X 1EZ

Attention:	Russel Drew and Jamie Mandell
Email:	[Redacted]

(c)	If to the Principals, then to the following address:

Andrei Poliakov
[Address Redacted]

Email:	[Redacted]

Evan Kuhn
[Address Redacted]

Email:	[Redacted]

or to such other mailing or electronic mail address as any Party may from time notify the others of in accordance with this paragraph. Any demand, notice or communication made or given by personal delivery is conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by registered mail, on the fifth (5th) business day following the deposit thereof in the mail or, if made or given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the Party making or giving such demand, notice or communication knows, or ought reasonably to know, of difficulties with the postal system which might affect the delivery of mail, any such demand, notice or communication is not to be mailed but is to be made or given by personal delivery or by electronic mail transmission.

10.11	Remedies Cumulative

The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

10.12	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

10.13	Attornment

For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia will have jurisdiction to entertain any action arising under this Agreement. Each Party hereto hereby attorns to the jurisdiction of the courts of the Province of British Columbia.

10.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by either Party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such Party.

[The remainder of this page has been left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

WONDERFI TECHNOLOGIES INC.

By:	/s/ “Ben Samaroo”
	Name:	Ben Samaroo
	Title:	Chief Executive Officer

WONDERFI TECHNOLOGIES INC., on behalf of SUBCO to be incorporated

By:	/s/ “Ben Samaroo”
	Name:	Ben Samaroo
	Title:	Chief Executive Officer

COINBERRY LIMITED

By:	/s/ “Andrei Poliakov”
	Name:	Andrei Poliakov
	Title:	Chief Executive Officer

/s/ “Andrei Poliakov”
ANDREI POLIAKOV

/s/ “Evan Kuhn”
EVAN KUHN

SCHEDULE “A”

FORM OF AMALGAMATION RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amalgamation ("Amalgamation") under section 181 of the Canada Business Corporations Act (the "CBCA") of Coinberry Limited (“Coinberry”) with [●] (“Subco”), a wholly-owned subsidiary of WonderFi Technologies Inc. (“WonderFi”), pursuant to the terms and conditions contained in the amalgamation agreement (the “Amalgamation Agreement”) appended as Schedule “B” to the business combination agreement dated April 17, 2022 between Coinberry, WonderFi, Subco, Andrei Poliakov and Evan Kuhn (the “Business Combination Agreement”), as the Amalgamation may be modified or amended in accordance with the terms of the Amalgamation Agreement and Business Combination Agreement, is hereby authorized, approved and adopted.

2.	The Business Combination Agreement (including the Amalgamation Agreement appended thereto), the actions of the directors of Coinberry in approving the Business Combination Agreement and the actions of the directors and officers of Coinberry in executing and delivering the Business Combination Agreement and ancillary agreements thereto (including the Amalgamation Agreement) and any amendments thereto in accordance with their terms and causing the performance by the Company of its obligations thereunder are hereby confirmed, authorized, ratified and approved.

3.	Notwithstanding that this resolution has been passed by the shareholders of Coinberry (the “Coinberry Shareholders”), the directors of Coinberry are hereby authorized and empowered without further notice to or approval of the Coinberry Shareholders: (i) to amend the Business Combination Agreement or the Amalgamation Agreement, to the extent permitted by the Business Combination Agreement or Amalgamation Agreement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Amalgamation.

4.	Any one director or officer of Coinberry be and is hereby authorized and directed for and on behalf of Coinberry to execute, under the corporate seal of Coinberry or otherwise, and to deliver to the Director under the CBCA for filing articles of amalgamation and such other documents as are necessary or desirable to give effect to the Amalgamation in accordance with the Business Combination Agreement and Amalgamation Agreement.

5.	Any one director or officer of Coinberry be and is hereby authorized and directed for, on behalf of, and in the name of Coinberry to execute or cause to be executed, under the corporate seal of Coinberry or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

SCHEDULE “B”

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the [●] day of [●], 2022.

BETWEEN:

WONDERFI TECHNOLOGIES INC., a corporation incorporated and existing under the Business Corporations Act (British Columbia) (the “Purchaser”)

- and -

[●] CANADA INC., a corporation incorporated and existing under existing under the Canada Business Corporations Act (“Subco”)

- and -

COINBERRY LIMITED, a corporation incorporated and existing under the Business Corporations Act (Canada)(the “Company”)

WHEREAS:

1.	The parties hereto have, among others, entered into a business combination agreement dated as of April 17, 2022 pursuant to which the parties thereto have agreed that the business and assets of the Company will be combined with those of Subco (the “Business Combination Agreement”).

2.	The authorized capital of Subco consists of an unlimited number of common shares of which 100 are issued and outstanding as fully paid and non-assessable.

3.	The authorized capital of the Company consists of an unlimited number of Class A, B, C, D, and E voting common shares of which 10,034,453 Class A, 5,362,607 Class B voting common shares, 417,000 Class C voting common shares, and 6,044,421 Class D voting common shares are issued and outstanding as at the date hereof

4.	Subco and the Company have agreed to amalgamate under the CBCA (as hereinafter defined) upon the terms and conditions hereinafter set out.

5.	Effective upon the Amalgamation (as hereinafter defined), the Purchaser shall deliver to each Company Shareholder (as hereinafter defined) the Consideration (as herein defined), subject to sections 3.02, 3.03 and 3.04 of the Business Combination Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto do hereby agree as follows:

1.	Interpretation

In this Agreement including the recitals:

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

“Agreement” means this amalgamation agreement, at it may be amended or supplemented at any time and from time to time after the date hereof;

“Amalco” means the corporation resulting from the amalgamation of Subco and the Company pursuant to the Amalgamation;

“Amalco Shares” means the common shares in the capital of Amalco;

“Amalgamating Corporation” means each of Subco and the Company and “Amalgamating Corporations” means both of them;

“Amalgamation” means the amalgamation of the Amalgamating Corporations under Section 181 of the CBCA on the terms and subject to the conditions set out in this Agreement;

“Business Combination” means the business combination among the Purchaser, Subco and the Company pursuant to which the Company Shareholders will receive the Consideration, for each one Company Share held and the Purchaser will become the parent company of Amalco and Amalco will be a wholly-owned subsidiary of the Purchaser;

“Business Combination Agreement” has the meaning ascribed thereto in the preamble to this Agreement;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

“Cinaport” means Cinaport Acquisition Corp. III;

“Cinaport Litigation” means the legal proceedings initiated by Cinaport against the Company in the Ontario Superior Court of Justice as Court File Number CV-21-00674157-0000;

“Cinaport Settlement” means the Minutes of Settlement between the Company and Cinaport in respect of settlement of the Cinaport Litigation to be entered into on the Effective date, in the form agreed to by the Purchaser and the Company prior to the date hereof;

“Company Shareholders” means registered holders of the Company Shares;

“Company Shares” means, collectively, the Class A, B, C, D, and E voting common shares of the Company;

“Constating Documents” means, in respect of a body corporate, the articles and the by-laws, or other charter documents, including shareholder agreements, together with any amendments thereto or replacements thereof;

“Consideration” means an aggregate of 29,107,000 Purchaser Shares (being 32,207,000 Purchaser Shares less 3,100,000 Purchaser Shares issuable pursuant to the Cinaport Settlement), subject to adjustment pursuant to Sections 3.02, 3.03 and 3.04 of the Business Combination Agreement, distributed to the Company Shareholders proportionate to their respective ownership interests in the Company Shares as at the Effective Time, with such Purchaser Shares subject to the Escrow Conditions;

“Director” means the director appointed under Section 260 of the CBCA;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Effective Time” has the meaning ascribed to it in Section 9;

“Escrow Conditions” means collectively: (i) the condition that the Purchaser Shares comprising the Consideration to be issued to the Principals and to a spouse, parent, grandparent, brother, sister, child, aunt, uncle or first cousin of the Principals in connection with the Business Combination shall be subject to escrow and released as follows: 1/8th of such Purchaser Shares shall be released on the date that is three (3) months after the Effective Date, and 1/8th of such Purchaser Shares released every three (3) months thereafter; and (ii) the condition that the Purchaser Shares comprising the Consideration to be issued to the Company Shareholders other than the Principals and to a spouse, parent, grandparent, brother, sister, child, aunt, uncle or first cousin of the Principals in connection with the Business Combination shall be subject to escrow and released as follows: 1/12th of such Purchaser Shares shall be released on the dated that is one (1) month after the Effective Date, and 1/12th of such Purchaser Shares released every month thereafter;

“Government Authority” means, without limitation, any foreign, national, provincial, local or state government, or political subdivision of any government, judicial, public or statutory instrumentality, court, tribunal, commission, board, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the NEO;

“Parties” means Subco and the Company;

“Person” includes any individual, sole proprietorship, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, union, Government Authority, syndicate or other entity, whether or not having legal status;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Subco Shares” means common shares in the capital of Subco;

“Tax Act” means the Income Tax Act (Canada), as amended, and all regulations thereunder;

“Transfer Agent” means the registrar and transfer agent of the Purchaser;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as defined in Regulation S under the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Capitalized terms not expressly defined herein have the meanings ascribed thereto in the Business Combination Agreement.

2.	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Business Combination Agreement, the provisions of the Business Combination Agreement shall prevail.

3.	Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation. The Amalgamating Corporations shall amalgamate to create Amalco on the terms and conditions set out in this Agreement.

4.	Amalgamation

The Parties shall cause the Articles of Amalgamation to be filed pursuant to the CBCA to effect the Amalgamation. Under the Amalgamation at the Effective Time:

(a)	Subco and the Company will amalgamate and continue as Amalco with the name “[Coinberry Limited]”;

(b)	each holder of the Company Shares (other than dissenting Company Shareholders who do not cancel their Company Shares in consideration of obtaining the Consideration on the Amalgamation) shall receive the Consideration, subject to Sections 3.03 and 3.04 of the Business Combination Agreement, following which all such the Company Shares shall be cancelled;

(c)	the Purchaser shall receive one fully paid and non-assessable Amalco Share for each one Subco Share held by Purchaser, following which all such Subco Shares shall be cancelled;

(d)	in consideration of the issuance of Purchaser Shares pursuant to paragraph 4(c), Amalco shall issue to the Purchaser one Amalco Share for each Purchaser Share issued;

(e)	the Purchaser shall issue 3,100,000 Purchaser Shares to Cinaport pursuant to the Cinaport Settlement;

(f)	in consideration of the issuance of Purchaser Shares pursuant to paragraph 4(e), Amalco shall issue to the Purchaser one Amalco Share for each Purchaser Share issued;

(g)	the Purchaser shall add to the stated capital maintained in respect of the Purchaser Shares an amount equal to the aggregate paid-up capital for purposes of the Tax Act of the Company Shares immediately prior to the Effective Time (less the paid-up capital of any Company Shares held by Company Dissenting Shareholders who do not exchange their Company Shares for Purchaser Shares on the Amalgamation;

(h)	Amalco shall add to the stated capital maintained in respect of the Amalco Shares an amount such that the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital for purposes of the Tax Act of the Subco Shares and the Company Shares immediately prior to the Effective Time;

(i)	the Purchaser, Amalco, the Company and the Transfer Agent, as applicable, shall be entitled to deduct and withhold from the Consideration issuable to any former holder of Company securities of such amounts as the Purchaser or the Company may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that any amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment to any such securityholder of the Purchaser, Amalco, the Company, or the Transfer Agent, as applicable, may sell or otherwise dispose of any portion of the Purchaser Shares comprising the Consideration issuable to such holder as is necessary to provide sufficient funds to enable the Purchaser, Amalco, the Company, or the Transfer Agent, as applicable, to comply with such deduction and/or withholding requirements; and

(j)	Amalco will become a wholly-owned subsidiary of the Purchaser.

5.	Delivery of Securities Following Amalgamation

In accordance with normal commercial practice, as soon as practicable following the Effective Date, the Purchaser, directly or through the Transfer Agent, shall issue Direct Registration Advices or certificates representing the appropriate number of Purchaser Shares to the former holders of the Company Shares.

6.	Effect of Amalgamation

(a)	The Amalgamating Corporations shall be amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement.

(b)	The Amalgamating Corporations shall cease to exist as entities separate from Amalco.

(c)	Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations.

(d)	A conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against Amalco.

(e)	The articles of amalgamation shall be deemed to be the articles of incorporation of Amalco.

(f)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Amalgamation has become effective.

7.	Share Exchange

The Purchaser hereby agrees to issue the Purchaser Shares comprising the Consideration, subject to 3.02, 3.03 and 3.04 of the Business Combination Agreement, in consideration for the issuance by Amalco of the Amalco Shares to the Purchaser pursuant to Section 4(c).

8.	Fractional Shares

No fractional Purchaser Shares shall be issued upon the exchange of the Company Shares provided for in Section 4(c); the number of Purchaser Shares to be received by Company Shareholders will be rounded up to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing 0.5 or more of a Purchaser Share and be rounded down to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing less than 0.5 of a Purchaser Share;

9.	U.S. Shareholder Matters

Purchaser Shares will only be issued in the U.S. or to U.S. Persons that are Accredited Investors in compliance with the exemption provided by Rule 506 of Regulation D under the U.S. Securities Act, shall be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act, and shall bear a legend in customary form restricting re-sale, offer, pledge, hypothecation and transfer without registration under the U.S. Securities Act unless pursuant to an available exemption from registration under the U.S. Securities Act and in accordance with applicable state securities laws; provided that if the Company determines that Purchaser Shares should be issued in the U.S. or to one or more U.S. Persons who are not Accredited Investors (not to exceed 35 such shareholders), then such shareholder in the U.S. or U.S. Person shall be issued such Purchaser Shares in accordance with the information requirements of and pursuant to Rule 506 of Regulation D under the U.S. Securities Act.

10.	Filing of Articles of Amalgamation

If this Agreement is adopted by each of the Amalgamating Corporations as required by the CBCA, the Amalgamating Corporations agree that they will, jointly and together, file with the Director, agreed upon Articles of Amalgamation in the form prescribed under the CBCA.

11.	Effective Time

The Amalgamation shall take effect and go into operation at 12:01 a.m. on the Effective Date, if this Agreement has been adopted as required by law and all necessary filings have been made with the Director before that time, or at such later time, or time and date, as may be determined by the directors or by special resolutions of the Amalgamating Corporations when this Agreement shall have been adopted as required by law; provided, however, that if this Agreement is terminated under Section 19, the Amalgamation shall not take place notwithstanding the fact that this Agreement may have been adopted by the shareholders of the Amalgamating Corporations.

12.	Registered Office

The registered office of Amalco shall be in the City of Vancouver in the Province of British Columbia. The address of the first registered office of Amalco shall be: c/o 885 W Georgia St #2200, Vancouver, BC, V6C 3E8.

13.	Amalco Name

The name of Amalco shall be “[Coinberry Limited]”.

14.	Articles and By-Laws

(a)	The Articles of Amalgamation are deemed to be the articles of incorporation of Amalco and, except for the purposes of section 104(1) of the CBCA, the Certificate of Amalgamation is deemed to be the certificate of incorporation of Amalco.

(b)	The by-laws of Amalco shall be the by-laws of Subco, a copy of which may be examined at the following address: 885 W Georgia St #2200, Vancouver, BC, V6C 3E8.

15.	Activities

There will be no limitations on the activities of Amalco. The directors of Amalco shall be authorized to borrow money on the credit of Amalco.

16.	Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of common shares without nominal or par value.

17.	Number of Directors

The board of directors of Amalco shall consist of not less than one and not more than 10 directors, the exact number of which shall be determined by the directors from time to time.

18.	Initial Directors

The first directors of Amalco shall be the persons whose names and residential addresses appear below:

Name	Prescribed Address
Andrei Poliakov Ben Samaroo John Rim	c/o 100 Designers Walk Lane, Toronto, ON, M5R 1K6 c/o 885 W Georgia St #2200, Vancouver, BC, V6C 3E8 c/o 885 W Georgia St #2200, Vancouver, BC, V6C 3E8

The above directors will hold office from the Effective Date until the first annual meeting of shareholders of Amalco or until their successors are elected or appointed.

19.	Transfer of Shares

The right to transfer of shares in the capital of Amalco shall be restricted in that no shareholder shall be entitled to transfer any share or shares unless its transfer complies with the restriction on the transfer of securities set out in section 20(b) hereof.

20.	Special Provisions

Subject to the provisions of the CBCA, the following provisions shall apply to Amalco:

(a)	Without in any way restricting the powers conferred upon Amalco or its board of directors by the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(i)	borrow money upon the credit of Amalco;

(ii)	issue, re-issue, sell or pledge debt obligations of Amalco;

(iii)	subject to the provisions of the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of Amalco to secure performance of an obligation of any person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Amalco owned or subsequently acquired, to secure any obligation of Amalco.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of Amalco any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

(b)	No securities of Amalco, other than non-convertible debt securities, shall be transferred without either:

(i)	the approval of the directors of Amalco expressed by a resolution passed at a meeting of the board of directors or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of directors; or

(ii)	the approval of the holders of shares of Amalco carrying at least a majority of the votes entitled to be cast at a meeting of shareholders, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

21.	Termination

This Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Business Combination Agreement, without, except as provided in the Business Combination Agreement, any recourse by any Party hereto or any of their shareholders or other Persons.

22.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

23.	Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

24.	Time of the Essence

Time shall be of the essence of this Agreement.

25.	Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

26.	Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective on this date.

[The remainder of this page has been left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

WONDERFI TECHNOLOGIES INC.

By:
Name:
Title:

[●] CANADA INC.

By:
Name:
Title:

COINBERRY LIMITED

By:
Name:

SCHEDULE “C”

PRE-CLOSING REORGANIZATION

Prior to the Effective Time, each Canadian resident Company Shareholder will be delivered an election pursuant to section 85 of the ITA. Such Company Shareholders can elect (each, an “Exchanging Shareholder”) to exchange their Company Shares for shares of a new/different class of the Company having substantially the same share terms as the exchanged shares, and having the same fair market value (“FMV”) as the exchanged shares. The paid-up capital (“PUC”) of the shares issued by the Company on the exchange should not exceed the PUC of the exchanged shares.

The Exchanging Shareholders and the Company will jointly elect pursuant to section 85 of the ITA for the share exchange and associated disposition of shares to occur at an elected transfer price that is no less than the Exchanging Shareholder’s adjusted cost base (“ACB”) of the exchanged shares and no greater than the FMV of the exchanged shares.

Each Exchanging Shareholder may determine their respective elected transfer price As a result of the share exchange, each Exchanging Shareholder will realize a capital gain for income tax purposes equal to the amount by which the elected transfer price exceeds the Exchanging Shareholder’s ACB of the exchanged shares. An Exchanging Shareholder who is an individual for Canadian income tax purposes may be able to utilize their respective lifetime capital gains exemption to offset the taxable portion of the resulting capital gain, depending on their own specific circumstances.